NO ACT PE 12-05-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

09001026

Received SEC
JAN 1 2 2009
Washington, DC 20549

January 12, 2009

Craig N. Smetko
Associate General Counsel and Assistant Secretary
Burlington Northern Santa Fe Corporation
P.O. Box 961039
Fort Worth, TX 76161-0039

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-12-09

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 5, 2008

Dear Mr. Smetko:

This is in response to your letters dated December 5, 2008, December 15, 2008, December 23, 2008, and January 6, 2009 concerning the shareholder proposal submitted to BNSF by James McRitchie and Myra K. Young. We also have received letters on the proponents' behalf dated December 16, 2008 and December 26, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

PROCESSED
SA JAN 2 3 2009
THOMSON REUTERS

January 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 5, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of BNSF's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

We are unable to concur in your view that BNSF may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that BNSF may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BNSF RAILWAY

Craig N. Smetko
Associate General Counsel and Assistant Secretary

Burlington Northern Santa Fe Corporation
P. O. Box 961039
Fort Worth, Texas 76161-0039
2500 Lou Menk Drive
Fort Worth, Texas 76131-2828
tel 817 352-3465
fax 817 352-7635
craig.smetko@bnsf.com

January 6, 2009

RECEIVED
2009 JAN -7 AM 11:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT UPS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Letter from John Chevedden, dated December 26, 2008, regarding Shareholder Proposal Submitted by James McRitchie and Myra K. Young

Ladies and Gentlemen:

On December 5, 2008, Burlington Northern Santa Fe Corporation (the "Company" or "we") submitted a letter (the "No Action Request") seeking confirmation that the staff of the Securities and Exchange Commission (the "Staff") would not recommend enforcement action if, in reliance on Rule 14a-8, the Company excluded a proposal (the "Proposal") submitted by James McRitchie and Myra K. Young (together with their representative John Chevedden, the "Proponents") from the proxy materials for the Company's 2009 annual shareholders' meeting (the "2009 Proxy Materials").

In response to the No Action Request, the Proponents sent the Staff a letter dated December 16, 2008 (the "Proponents' First Response Letter"). The Company sent the Staff a response letter on December 23, 2008 (the "Company's Response Letter"), to which the Proponents further responded by a letter dated December 26, 2008. Because the Proponents' most recent letter largely reiterates points made in the Proponents' First Response Letter, we believe that the Company's Response Letter is substantially responsive to the matters set forth therein. We do however wish to further respond with respect to the following items in the Proponents' most recent letter.

First, the Proponents again note the Company's delay in sending them the No Action Request. As indicated in the Company's Response Letter, the delay was due simply to an administrative error. The Proponents' suggestion that the delay was not in fact a mistake, but rather a tactical decision to copy an approach taken with respect to another issuer, is unfounded.

Second, the Proponents argue that the Company's position that the Proposal could be read to require that shareholders be given the right to *directly* call special meetings is implausible because the language in the Proposal requiring adherence to state law would prohibit this result. The Company believes that the language regarding adherence to state law is irrelevant for this purpose, and the Proponents have not cited the relevant provision of Delaware law that would prohibit directly-called special meetings (and the Company is not aware of such provision).

Finally, the Proponents again argue for the inclusion of the following language in the Supporting Statement: "In 2008 the following governance and performance issues were identified:...[the Company] had no...Lead Director". As stated in the Company's First Response Letter, the Company has had a Lead Director since 2006. The Lead Director position is defined in the Company's publicly-available Corporate Governance Guidelines, which are attached to this letter as Exhibit A.

We again respectfully request that the Staff confirm it will not recommend enforcement action if the Company excludes the Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(i)(3) on the basis that the Proposal is so vague and indefinite as to be inherently misleading in violation of Rule 14a-9. Alternatively, should the Staff not concur that the Proposal is excludable in its entirety, we ask the Staff to concur in the exclusion of the identified portions of the Supporting Statement in accordance with Rule 14a-8(i)(3).

In compliance with Rule 14a-8(j), we have enclosed six copies of this letter and sent a copy to the Proponents. If you have any questions with respect to the No Action Request, this letter or any related materials, please contact us by phone at (817) 352-3465 or by facsimile at (817) 352-2397.

Very truly yours,

Craig N. Smetko
Associate General Counsel and
Assistant Secretary

Enclosures

cc: James McRitchie
Myra K. Young
John Chevedden
Roger Nober, Burlington Northern Santa Fe Corporation

EXHIBIT A

Amended and Restated December 11, 2008

Burlington Northern Santa Fe Corporation
Corporate Governance Guidelines

Governing Principles: The following Guidelines have been approved by the Board of Directors and, together with the charters of the Board committees, provide the framework for the governance of Burlington Northern Santa Fe Corporation ("BNSF" or the "Company"). The Board recognizes that there are ongoing developments in the corporate governance area, and these Guidelines will be reviewed and amended from time to time, as necessary.

Roles: BNSF's business is conducted by its employees, managers and officers, managed by the Chief Executive Officer and under the direction of the Board, to enhance the long-term value of the Company for its shareholders. The Directors are elected by the shareholders to actively oversee the Company's management team ("Management") and to assure that the long-term interests of the shareholders are being served. Both the Board of Directors and Management recognize that the long-term interests of shareholders are advanced by also responsibly addressing the concerns of other stakeholders and interested parties, including employees, customers, suppliers, BNSF communities, government officials and the public.

Size of Board, Selection Process, Compensation and Training

1. Size: It is the sense of the Board that a size of 10 to 14 Directors is appropriate. However, the Board would be willing to go to a somewhat larger or smaller size in special circumstances, such as a merger, in order to recognize and/or to accommodate the availability of an outstanding candidate(s). If appropriate, the Directors and Corporate Governance Committee shall make recommendations to the Board to change the size of the Board.

2. Selection and Voting Process: The Board is responsible for nominating individuals for election to the Board of Directors by the shareholders and appointing individuals as Directors between annual meetings of the shareholders. The Board delegates the screening process involved to the Directors and Corporate Governance Committee, with input from the Chairman of the Board and the Chief Executive Officer. Annually (or more often, if necessary), the Directors and Corporate Governance Committee shall review the appropriate skills and characteristics required of Board members in the context of the current composition of the Board.

3. Extending an Invitation to a New Potential Director to Join the Board: The invitation to join the Board should be extended by the Board itself, through the Chairman of the Directors and Corporate Governance Committee and the Chairman of the Board and the Chief Executive Officer.

4. Board Membership Criteria: The Board seeks members from diverse business and professional backgrounds with outstanding integrity, achievements, judgment and such other skills and experience as will enhance the Board's ability to serve the long-term interests of the shareholders. Further, members should be committed to representing the long-term interests of the shareholders. In seeking candidates with diverse backgrounds, the Board seeks diversity in age, race and gender. The Board will evaluate each individual in the context of the entire Board of Directors with the objective of assembling a Board of Directors that can best fulfill the Company's goals and promote the interests of shareholders.

5. Training and Orientation: The Company will provide new Directors an orientation that includes (a) explanations of the materials contained in the Company's Director Manual, (b) meetings with members of Management, and (c) visits to Company facilities. The Company also encourages its Directors to attend Director continuing education or training programs at the Company's expense, including courses that are recognized by Institutional Shareholder Services.

6. Term Limits: The Board does not believe it should establish term limits. While term limits could help provide fresh ideas and viewpoints to the Board, they have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole.

As an alternative to term limits, the Directors and Corporate Governance Committee may review each Director's continuation on the Board when and as it deems appropriate. This will also allow each Director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

7. Retirement Age: No individual shall serve as a Director of the Company beyond the annual meeting of shareholders of the Company on or following his or her seventy-second birthday.

8. Directors Who Change Their Present Responsibility: It is the sense of the Board that individual Directors who change the responsibility they held when they were elected to the Board should volunteer to resign from the Board. It is not the sense of the Board that Directors who retire or change from the position they held when they came on the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, via the Directors and Corporate Governance Committee, to review the continued appropriateness of Board membership under these circumstances.

The Board believes that when the Chief Executive Officer resigns or retires from that position, he or she should offer to resign from the Board at the same time. The Board will consider the merits of having a former Chief Executive Officer serve on the Board and will act accordingly. A former Chief Executive Officer serving on the Board will not be considered an independent Director for purposes of corporate governance.

9. Directors' Service on Other Boards: Non-Management Directors are encouraged to limit the number of other boards (excluding non-profit) on which they serve, taking into account board attendance, participation and effectiveness when considering proposed service on other boards. It is the sense of the Board that (a) Non-Management Directors who are active chief executive officers of public companies should sit on no more than two other boards of public companies (excluding their company and the Company) and (b) other Non-Management Directors should sit on no more than four other boards of public companies, but exceptions to this policy in (a) and (b) will be made in cases where in the judgment of the Directors and Corporate Governance Committee such service will not interfere with the Director's service on the Company's Board or otherwise impact the Director's status as an "independent" Director. In this connection, the Directors and Corporate Governance Committee may elect to treat a Non-Management Director's service on the board of a private for-profit company as also subject to the limitation on public company board service where the Committee believes the demands of service on the private company board are comparable to those for a public company board.

Where a Director seeks to serve on more than two or four boards, as the case may be, he or she should seek and obtain approval of the Directors and Corporate Governance Committee for that service. At its discretion, the Directors and Corporate Governance Committee may refer the approval to the full Board. Non-Management Directors should also advise the Chairman of the Board and the Chairman of the Directors and Corporate Governance Committee in advance of accepting an invitation to serve on another board. In the case of proposed service on a private for-profit company board, a Non-Management Director should also furnish those Chairmen with sufficient information for a determination to be made whether the demands of the proposed board service are expected to be comparable to those of public company board service.

10. Board Compensation and Review; Director Stock Ownership: The Company believes that the compensation paid to Directors should be competitive and should encourage ownership of the Company's stock by Directors.

It is appropriate for the Company to report once a year to the Directors and Corporate Governance Committee the status of Board compensation in relation to similar U.S. companies. The Directors and Corporate Governance Committee shall review the annual compensation report from the Company, as well as all forms of direct or indirect compensation to Directors and any substantial charitable contributions to organizations with which a Director is affiliated, to determine whether any changes need to be made to Director compensation. Changes in Board compensation, if any, should come at the suggestion of the Directors and Corporate Governance Committee, but with full discussion and concurrence by the Board.

The Board believes that each of its Directors should hold a minimum of 3,000 shares of the Company's common stock or share equivalents within three (3) years from the time that he or she is appointed or elected to the Board. The Board recognizes that exceptions to this Guideline may be necessary or appropriate in certain unique circumstances and may approve such exceptions as it deems necessary.

11. Independence: The Board believes that as a matter of policy, there should be a substantial majority of independent Directors on the Board. However, the Board is willing to have members of management, in addition to the Chief Executive Officer, as Directors. On matters of corporate governance, decisions will be made by the independent Directors.

The Board will annually review all commercial and charitable relationships of nominees and Directors (and as to commercial relationships, their immediate family members) to assess the independence of each Director. This annual review responsibility shall be delegated to the Directors and Corporate Governance Committee. The Committee shall report its findings to the Board and then the Board will act upon that information in determining Directors' independence. Also, the Board will consider this information in nominating individuals for election by the shareholders and in making committee appointments.

The Board has adopted categorical standards, set forth in Appendix A, defining relationships it considers impair director independence.

12. Ethics and Conflicts of Interest: The Board expects Directors to act ethically and to acknowledge their adherence to the BNSF Code of Conduct. The Board also expects employees and officers to act ethically and to acknowledge their adherence to the BNSF Code of Conduct, which shall be reviewed periodically by the Board. That review responsibility may be delegated to the Audit Committee.

Meetings, Agendas, and Board Access to Other Parties

13. Annual Meetings, Board Meetings and Frequency of Board Meetings: The Board will meet as frequently as necessary for the Directors to properly discharge their responsibilities. Regularly scheduled meetings of the Board are held six times a year. The Board will meet more often as required. A Director is expected to attend Board meetings and is encouraged to attend the Company Annual Meetings.

14. Agenda for Board Meetings: The Chairman of the Board and the Chief Executive Officer will develop the agenda for each Board meeting and the "Lead Director" (as defined below) will approve such meeting agendas and assure that there is sufficient time for discussion of all agenda items. Each Board member is free to suggest the inclusion of item(s) not on the agenda.

15. Distribution of Board Materials: Materials that are important to the Board's understanding of the business will be distributed in writing to the Board before the Board meets. As a general rule, materials on specific subjects should be sent to the Board members in advance so that Board meeting time may be conserved and discussion time focused on questions that the Board may have about the material. When the subject matter is too sensitive to put on paper, the presentation will be discussed at that meeting.

The Lead Director shall approve materials as identified below (unless determined by the Lead Director that such approval is not required): (i) materials which will be discussed by the Board at one of its meetings which are (a) materials not reviewed by an independent Director who is a Chairman of the Audit, Directors and Corporate Governance, or Compensation and Development Committees, and which require Board approval or will be reviewed at an Executive Session of Non-Management Directors, and (b) Board presentations prepared by management; and (ii) materials sent to the Board on a regular basis addressing industry news, analyst reports, management communications regarding the financial condition of the Company or addressing current issues impacting the Company, or press releases that the Company has issued on significant matters.

16. Minutes: Minutes of each Board meeting shall be kept to document the discharge by the Board of its responsibilities.

17. Lead Director and Executive Sessions of Non-Management Directors: If the Chairman is not independent, as determined by the independent Directors pursuant to Section 11, there shall be a lead Director (the "Lead Director"). The Lead Director position shall rotate on a frequency consistent with the approach to rotation of committee Chairmen as contemplated in Section 22. The Lead Director will preside at all meetings of the Board at which the Chairman is not present, including Executive Sessions of Non-Management Directors. The Lead Director should serve as a liaison between the Chairman and the independent Directors as required. The Lead Director has the authority to call meetings of the independent Directors or Executive Sessions of Non-Management Directors. The independent Directors may delegate additional duties to the Lead Director as appropriate. If the Chairman is independent, he or she shall perform all responsibilities of the Lead Director.

Non-Management Directors who are independent Directors of the Board will meet in Executive Session at least three times per year, at regularly scheduled meetings. The Company has established and maintains a method by which interested parties can communicate directly with Non-Management Directors.

18. Regular Attendance of Non-Directors at Board Meetings: The Board welcomes the regular attendance at each Board meeting of non-Board participants who are in senior management positions of the Company. Should the Chairman of the Board or the Chief Executive Officer want to add additional people as attendees on a regular basis, it is expected that this suggestion would be made to the Board for its concurrence.

19. Board Access to Management: Board members have complete access to Company's Management. Board members will use their judgment to be sure that this contact is not distracting to the business operation of the Company and that such contact, if in writing, be copied to the Chairman of the Board and Chief Executive Officer. Furthermore, the Board encourages Management to, from time to time, bring managers into Board meetings who (a) can provide additional insight into the items being discussed because of personal involvement in these areas and/or (b) represent managers with future potential that the Senior Management believes should be given exposure to the Board.

20. Board Access to Independent Advisors: The Board and its Committees shall have the sole authority to (a) retain and terminate, at the Company's expense, independent legal, financial and other advisors ("Advisors") it deems necessary to fulfill its responsibilities consistent with these Guidelines and the Committees' respective charters, and (b) determine the compensation of such Advisors that will be paid by the Company and other retention terms.

Board Committees

21. Number, Structure and Independence of Committees: The Board determines how many committees are appropriate to help it carry out its duties. The current standing committees are the Executive Committee, the Audit Committee, the Directors and Corporate Governance Committee, and the Compensation and Development Committee. Members of the Audit Committee, the Directors and Corporate Governance Committee and the Compensation and Development Committee shall consist only of independent Directors as defined by NYSE listing standards. In addition, members of the Audit Committee shall also meet applicable standards established by the SEC for Audit Committee members. The Audit, Directors and Corporate Governance, and Compensation and Development Committees shall (and the Executive Committee may) each create a charter and amend it from time to time as appropriate. Once adopted by a Committee, the charter and subsequent amendments shall be presented to the Board for its approval.

22. Assignment and Rotation of Committee Members: The Board is responsible for the assignment of Board members to various committees. The Directors and Corporate Governance Committee will make Committee assignment recommendations to the Board after reviewing the qualifications and desires of Board members. Unless designated by the Board of Directors, each Committee shall elect a Chairman.

The Committee Chairman position shall rotate periodically. It is the sense of the Board that a rotation frequency of approximately five years is appropriate, but that rotation should be implemented in a flexible manner that recognizes a longer rotation interval may be appropriate in specific circumstances to avoid loss of continuity on important matters or otherwise minimize inefficiencies.

It is the sense of the Board that consideration be given to rotating Committee members periodically, with a frequency of ten years as a non-binding guideline, but the Board does not feel that such a rotation should be mandated as a policy since there may be reasons at a given point in time to maintain an individual Director's committee membership or to maintain sufficient overall expertise of the Committee.

23. **Frequency and Length of Committee Meetings**: The Committee Chairman, in consultation with Committee members, will determine the frequency and length of the meetings of the Committee. A member of a Committee is expected to attend Committee meetings.

24. **Committee Agenda**: The Chairman of the Committee will develop the Committee's agenda, consistent with the charter of each committee. Each Committee member is free to suggest the inclusion of item(s) not on the agenda.

Board and Committee Evaluations

25. **Assessing the Board's and Committees' Performance**: The Directors and Corporate Governance Committee should assess the Board's performance annually. This assessment will be discussed with the full Board. This assessment should include the Board's contribution as a whole and specific areas in which the Board and/or Management believes the Board's contribution could be enhanced.

Each Committee Chairman should assess the Committee's performance annually. This assessment will be discussed with the full Board. This assessment should include the Committee's contribution to the Board and specifically review areas in which the Board and/or Management believes the Committee's contribution could be enhanced.

Management Responsibilities

26. **Selection of Chief Executive Officer**: The Board should be free to make this choice in any way that seems best for the Company at a given point in time. The Board does not have a policy, one way or the other, on whether the positions of the Chairman of the Board and Chief Executive Officer should be separate or combined.

27. **Formal Evaluation of the Chief Executive Officer**: Annually, the Compensation and Development Committee shall evaluate the performance of the Chief Executive Officer and the evaluation shall be communicated to the full Board. The evaluation shall be made in light of goals and objectives set by the Compensation and Development Committee, which should be based on objective criteria, including goals for performance of the business, accomplishment of long-term strategic objectives and development of management. The evaluation will be used by the Compensation and Development Committee in the course of its deliberations when considering the compensation of the Chief Executive Officer.

28. **Succession Planning**: There should be an annual report created by the Company and approved by the Compensation and Development Committee that will be presented to the Board on succession planning, including succession in case of an emergency or the retirement of the Chief Executive Officer.

29. **Management Development**: There should be an annual report created by the Company and approved by the Compensation and Development Committee that will be presented to the Board on the Company's program for management development. This report should be given to the Board at the same time as the succession planning report, noted above.

30. Board's Interaction with Institutional Investors, Press, Customers and Other External Audiences: The Board believes that management speaks for the Company. However, if requested by major shareholders, the Lead Director will be available for consultation and direct communication. In addition, individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. However, it is expected that Board members would do this with the knowledge of management and, in most instances, at the request of management.

Review of These Governance Guidelines

31. Review of These Governance Guidelines: The Directors and Corporate Governance Committee will assess and review the adequacy of these Guidelines periodically and recommend any proposed changes to the Board for approval.

32. Board Evaluation. The Board should assess its performance annually. This assessment should include the Board's contribution as a whole and specific areas in which the Board's contribution could be enhanced.

Appendix A

Categorical Standards Defining Relationships that Impair Director Independence

Under the following categorical standards, Directors who have the following relationships will not be deemed to be independent:

- **Employee Relationships.** A Director who is an employee of BNSF, or whose immediate family member is an executive officer of BNSF, will not be deemed independent until three years after the end of such employment relationship.

- **Compensation Committee Interlocks.** A Director who is employed, or whose immediate family member is employed, as an executive of another company where any of BNSF's present executive officers serve on that company's compensation committee, will not be deemed independent until three years after the end of such service or the employment relationship.

- **Direct Compensation.** A Director who receives, or whose immediate family member serving as an executive receives, during any 12-month period within the last three years, more than $120,000 in direct compensation from BNSF (other than director and committee fees or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service) will not be deemed independent. Compensation received by a Director for former service as an interim Chairman or Chief Executive Officer is not considered in determining independence. Compensation received by an immediate family member for service as an employee of the Company (other than an executive officer) does not preclude a determination of independence for the Director.

- **Auditor Relationships.** A Director who is a current partner or employee of a firm that is BNSF's internal or external auditor, a Director who has an immediate family member who is a current partner of such firm, a Director whose immediate family member is employed by such a firm and personally works on BNSF's audit, and a Director who or whose immediate family member was within the last three years, but is no longer, a partner or employee of such a firm and who personally worked on BNSF's audit within that time, will not be deemed to be independent.

- **Business Transactions.** A Director who is an executive officer or employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, BNSF for property or services which, in any of the last three fiscal years, exceed the greater of $1 million, or 2% of such other company's consolidated gross revenues, will not be deemed independent.

- **Charitable Organization Relationships.** A Director who serves as an executive officer of a charitable organization, foundation, university or other non-profit organization to which BNSF made contributions of cash or property (excluding automatic matching by BNSF of employee or director charitable contributions) in any year of the preceding three years that exceeded the greater of $1 million, or 2% of the organization's consolidated gross revenues, will not be deemed independent. For purposes of this standard, an executive officer is a charitable organization's president, any vice president in charge of a principal business unit or function, or any other officer who performs significant policy-making functions.

For purposes of the determination of a Director's independence, "immediate family member" means a Director's spouse, parents, children, siblings, mother-in-law and father-in-law, sons-in-law and daughters-in-law, brothers-in-law and sisters-in-law, and anyone (other than domestic employees) who shares the Director's home. When applying the three-year look-back provisions above, individuals will not be considered who are no longer immediate family members as a result of legal separation, divorce, death or incapacity.

As used in this Appendix, "executive officer" means the CEO or president, the principal financial officer, the principal accounting officer, any officer in charge of a principal business unit or function and any other individual who performs a significant policy-making function. Executive officers of subsidiaries may be deemed executive officers of a corporation or other entity if they perform such policy-making functions for the corporation or other entity.

Terms not specifically defined in this Appendix are used as those terms are defined in any applicable laws and regulations and the corporate governance standards of the New York Stock Exchange (NYSE). This Appendix is to be interpreted in accordance with the NYSE corporate governance standards and any related commentary and guidance from the NYSE.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 26, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Burlington Northern Santa Fe Corporation (BNI)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
James McRitchie

Ladies and Gentlemen:

This responds to the company December 5, 2008 no action request which the company did not forward to the shareholder party until the shareholder party noticed that it had not been forwarded. It also addresses the company December 15, 2008 and December 23, 2008 supplements. The company provided absolutely no description of how it made an "an unintentional oversight" in not forwarding its original no action request *and this is not contested in the company December 23, 2008 letter and no further detail is given.*

The company many have been attempting to do what PG&E did, intentionally or not, in its January 10, 2008 no action request. The attached exhibit shows that PG&E acknowledged that it failed to provide the shareholder party with a copy of its no action request and PG&E then withdrew its no action request which had just been decided in favor of PG&E.

This rule 14a-8 proposal has the following text (emphasis added):

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of James McRitchie

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The company's purported precedents starting on page 3, line 5 are based on vastly different rule 14a-8 text from last year:

RESOLVED, Shareholders ask our board to amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Introducing proposals with the above text into the company argument appears to be a company attempt to confuse the word "exception" with the "no restriction" wording in other proposals last year. An "exception" could be a company device to deny shareholders a right that they would seemingly have to call for a special meeting, while "no restriction" could be viewed as an unlimited right by shareholders.

The company makes the implausible claim that the rule 14a-8 proposal could call for shareholders to have a special meeting with no involvement with or by the board and/or management *and the company December 23, 2008 letter is evidence that the company believes its original point needed clarification. However it is not clear whether the company clarification is relevant because it is not clear that shareholders could, under state law, call meetings without notice, which the company acknowledges would be "an uncommon and very unwieldy arrangement."* The company also ignores that there is text is in the rule 14a-8 proposal regarding adherence to state law to prevent this implausible interpretation *and this is not contested in the company December 23, 2008 letter.*

The attached 2-pages from SLB 14C (CF) gives an example of acceptable shareholder proposal text that gives the board discretion to "take what ever other actions are necessary" to adopt the proposal which is similar in concept to the text in this shareholder proposal of "take the steps necessary to amend our bylaws and each appropriate governing document." *It is not clear whether the new company "irrelevant" claim includes SLB 14C. The company apparently claims that there is a correction needed in SLB 14C with its "[sic]" notation.*

The company claims there is a concern about redundant meetings but does not provide one example of this occurring under a shareholder right to call a special meeting *and the company December 23, 2008 letter claims the likelihood of this never having occurred is irrelevant.*

The company concludes with some hair-splitting pre-Staff Legal Bulletin No. 14B (CF), arguments. The company gives no date for when it purportedly established a Lead Director and the rule 14a-8 proposal is worded in past-tense. *The company December 23, 2008 is still inconclusive on a Lead Director, as it provides no document or evidence to support its modified claim which only expands the original company claim.*

By carefully examining the company objections it is clear that these sentences are correct (emphasis and text in brackets added):
Fidelity and Vanguard supported a shareholder right to call a special meeting [as distinguished from this very proposal]. The proxy voting guidelines of many public employee pension funds also favor this right.

This proposal *topic* also won from 55% to 69%-support at the following companies based on 2008 yes and no votes:

Entergy (ETR)	**Emil Rossi (Sponsor)**
International Business Machines (IBM)	**Emil Rossi**
Merck & Co. (MRK)	**William Steiner**
Kimberly-Clark (KMB)	**Chris Rossi**
CSX Corp. (CSX)	**Children's Investment Fund**

Occidental Petroleum (OXY) Emil Rossi
FirstEnergy Corp. (FE) Chris Rossi
Marathon Oil (MRO) Nick Rossi

And the company December 23, 2008 letter disingenuously claims that when one shows that the original company argument failed to address a key proposal word above such as "topic" – this is evidence that its the proponent's text that is purportedly misleading.

The company December 15, 2008 letter in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The dispersed ownership (784 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting and the company bylaws now facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 784 institutions ever calling a special meeting.

Plus, contrary to the rule 14a-8 proposal, the company bylaw excludes shareholders from calling a special meeting to elect directors if the company takes certain evasive steps.

Plus the rule 14a-8 proposal does not ask the company to facilitate the revocation of shareholder requests to call a special meeting – as the new bylaw does.

The company December 23, 2008 letter states that the company has not requested that the rule 14a-8 proposal be excluded on any purported substantial implementation basis.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
James McRitchie

Craig N. Smetko <Craig.Smetko@bnsf.com>

PG&E Corporation.

Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

March 20, 2008

Via E-Mail and U.S Mail

John Chevedden

FISMA & OMB Memorandum M-07-16

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation — Proposal from Chris Rossi Submitted to PG&E Corporation Pursuant to Rule 14a-8

Ladies and Gentlemen:

We have reviewed Mr. Chevedden's letter to the Division of Corporation Finance of the Securities and Exchange Commission, dated March 14, 2008 (attached). The letter relates to a shareholder proposal submitted by Mr. Chris Rossi (requesting an independent lead director) for inclusion in PG&E Corporation 2008 proxy materials.

After reviewing our files, we have confirmed that PG&E Corporation's No-Action Letter request regarding Mr. Rossi's proposal inadvertently was not delivered to Mr. Chevedden in a timely manner. PG&E Corporation did attempt to send the No-Action Letter Request to Mr. Chevedden by facsimile, but it appears that the transmission attempts did not succeed.

As a result, please note that PG&E Corporation is withdrawing its No-Action Letter request with respect to this proposal. PG&E Corporation also will include Mr. Chris Rossi's proposal in PG&E Corporation's 2008 proxy materials.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very truly yours,

Frances S. Chang

Attachment

BNSF

Craig N. Smetko
Associate General Counsel
and Assistant Secretary

Burlington Northern
Santa Fe Corporation
P. O. Box 961039
Fort Worth, Texas 76161-0039
2500 Lou Menk Drive
Fort Worth, Texas 76131-2828
tel 817 352-3466
fax 817 352-7635
craig.smetko@bnsf.com

December 23, 2008

VIA OVERNIGHT UPS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Letter from John Chevedden, dated December 16, 2008, regarding Shareholder Proposal Submitted by James McRitchie and Myra K. Young

Ladies and Gentlemen:

On December 5, 2008, Burlington Northern Santa Fe Corporation (the "Company", "we" or "us") submitted a letter (the "No Action Request") seeking confirmation that the staff of the Securities and Exchange Commission (the "Staff") would not recommend enforcement action if, in reliance on Rule 14a-8, the Company excluded a proposal (the "Proposal") submitted by James McRitchie and Myra K. Young (together with their representative John Chevedden, the "Proponents") from the proxy materials for the Company's 2009 annual shareholders' meeting (the "2009 Proxy Materials").

In response to the No Action Request, as well as to a supplemental letter we sent to the Staff and Proponents on December 15, 2008 (the "Supplemental Letter"), the Proponents have sent the Staff a letter dated December 16, 2008 (the "Response Letter"). We wish to address the points made in the Response Letter. Capitalized terms not otherwise defined herein have the meanings assigned to them in the No Action Request.

As an initial matter, as described in our email dated December 15, 2008, we sent the Proponents a copy of the No Action Request seven days after sending it to the Staff due to an administrative error. This omission was inadvertent, and we do not believe the Proponents' ability to respond to the No Action Request has been prejudiced due to the delay.

The Proponents' first argument in the Response Letter is that the precedents relied upon in the No Action Request "are based on [a] vastly different rule 14a-8 text from last year". As is clear from the No Action Request, we cited various No Restriction Proposals in order to illustrate the fact that the Staff has, in the past, found excludable certain proposals relating to shareholder-the No Action Request, although the language of the No Restriction Proposals and the language of the Proposal differ, each is flawed from a Rule 14a-9 perspective in that its mandate is sufficiently vague that shareholders might interpret the proposal differently, and each fails to provide adequate guidance to shareholders or the board as to what restrictions are intended to be precluded by the applicable proposal. In this way, both the No Restriction Proposals and the Proposal are vague and misleading. Just as the Staff determined there was a basis for excluding the No Restriction Proposals, the Staff should also conclude that the Company may omit the Proposal.

Second, the Proponents misconstrue the Company's point with respect to the possibility of shareholders directly calling special meetings. In the No Action Request we stated:

> [T]he Proposal could also reasonably be read to require that the shareholders be entitled to call special meetings directly, without submitting a request to the Company, as that requirement is (for obvious reasons) inapplicable to the board and management. (No Action Request at 3.)

This language does not, as the Proponents contend, suggest that the Proposal could call for "shareholders to have a special meeting with *no* involvement with or by the board and/or management" (emphasis added). Instead, it indicates that the Proposal is unclear in that it may or may not be read to require the Company to amend its bylaws to provide for the ability of shareholders to call special meetings directly, rather than doing so on notice through the secretary of the corporation as is customary (and as is currently provided in the Company's bylaws). This direct approach would be an uncommon and very unwieldy arrangement, but it is not clear from the face of the Proposal whether or not it is intended to be required. The Proponents appear to contend that the language in the Proposal requiring adherence to Delaware law precludes this interpretation of the Proposal, however, they do not reference the applicable provision of Delaware law that they are contemplating in this regard.

Third, we argue in the No Action Request that it is not clear what steps, if any, would need to be taken with respect to the Company's certificate of incorporation in order to implement the Proposal, given that the Proposal requires that the "board take the steps necessary to amend our bylaws and each appropriate governing document." The Proponents reference Staff Legal Bulletin No. 14C and the language in certain acceptable shareholder proposals giving a board discretion to "take what ever [sic] other actions are necessary" to implement a proposal as support for the proposition that the language in the Proposal requiring the Company's board of directors to "take the steps necessary to amend our bylaws and each appropriate governing document" is not vague and misleading. We argue in the No Action Request that the aforementioned language in the Proposal is vague in that it is unclear whether it contemplates an amendment to the Company's certificate of incorporation in addition to an amendment to its bylaws. Had the Proposal instead used the language cited by the Proponents and required effectively that the Company take such "actions [as] are necessary" to effect the shareholder right to call a special meeting, it would be clear that the Company need not amend its certificate of incorporation, as an amendment to the bylaws is all that would be required by Delaware law for this purpose. The language cited by the Proponents is therefore irrelevant to the question as to whether the Proposal is vague (and, in fact, nothing in the Response Letter clarifies the intended mandate of the Proposal in this regard).

Fourth, we argue in the No Action Request that the scope of the language in the Proposal prohibiting "any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board" is vague in that, among other reasons, it is not clear whether it is intended to preclude basic procedural safeguards to limit redundant and repeated meetings. The Proponents respond by noting that we did not provide examples where "redundant meetings" resulted from a shareholder right to call special meetings. This response is irrelevant in that it does not address the issue of whether the Proposal is too vague to provide shareholders or the board any clear basis to know whether the Proposal would or would not preclude such safeguards (which is the basis for excluding the Proposal in accordance with Rule 14a-8(i)(3)). Furthermore, the Response Letter does not dispute the notion that shareholders may find the presence or absence of such procedural safeguards relevant in evaluating a proposed shareholder right to call a special meeting.

Fifth, the Proponents suggest that because the reference in the Response Letter to the Company's purported lack of a Lead Director is worded in the past tense, it is not false or misleading. The text in question is as follows: "In 2008 the following governance and performance issues were identified: . . . We had no Independent Chairman and not even a Lead Director – Independent oversight concern". However, the Company has had a Lead Director since 2006, so the text, even though worded in the past tense, is incorrect.

Sixth, in response to the Company's argument in the No Action Request that certain other portions of the Supporting Statement are excludable on the grounds that they are misleading, the Proponents provide additional clarification in the Response Letter (in one case by adding additional language, in the other by providing additional emphasis) in order to demonstrate that such portions of the Supporting Statement do not purport to refer to the specific Proposal at hand. The fact that the Proponents are compelled to provide additional clarification for this purpose is itself an indication that such portions of the Supporting Statement are misleading on their face.

Lastly, the Proponents use the balance of the Response Letter to argue that the recent amendments to our bylaws as described in the Supplemental Letter do not obviate the Proposal, presumably for the purpose of demonstrating that the Proposal cannot be excluded on the grounds of "substantial implementation". Although the Company takes no position as to whether such grounds exist, we note that the Company did not argue for exclusion of the Proposal on the grounds of "substantial implementation" in either the No Action Letter or the Supplemental Letter.

In conclusion, the Proponents have not given the Staff reason to disagree with the Company's determination, as set forth in the No Action request, that the Proposal is so vague and indefinite as to be inherently misleading in violation of Rule 14a-9. We again respectfully request that the Staff confirm it will not recommend enforcement action if the Company excludes the Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(i)(3). Alternatively, should the Staff not concur that the Proposal is excludable in its entirety, we respectfully request that the Staff concur in the exclusion of certain portions of the Supporting Statement in accordance with Rule 14a-8(i)(3).

In compliance with Rule 14a-8(j), we have enclosed six copies of this letter and sent a copy to the Proponents. If you have any questions with respect to the No Action Request, the Supplemental Letter or any related materials, please contact us by phone at (817) 352-3465 or by facsimile at (817) 352-2397.

Very truly yours,

Craig N. Smetko
Associate General Counsel and
Assistant Secretary

Enclosures

CC: James McRitchie
Myra K. Young
John Chevedden
Roger Nober, Burlington Northern Santa Fe Corporation

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 16, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Burlington Northern Santa Fe Corporation (BNI)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
James McRitchie

Ladies and Gentlemen:

This is the first response to the company December 5, 2008 no action request which the company did not forwarded to the shareholder party until the shareholder party noticed that it had not been forwarded. Additionally the company provided absolutely no description of how it made an "an unintentional oversight."

This rule 14a-8 proposal has the following text (emphasis added):

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of James McRitchie

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The company's purported precedents starting on page 3, line 5 are based on vastly different rule 14a-8 text from last year:
RESOLVED, Shareholders ask our board to amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

The company makes the implausible claim that the rule 14a-8 proposal could call for shareholders to have a special meeting with no involvement with or by the board and/or management. The company also ignores that there is text is in the rule 14a-8 proposal regarding adherence to state law to prevent this implausible interpretation.

The attached 2-pages from SLB 14C (CF) gives an example of acceptable shareholder proposal text that gives the board discretion to "take what ever other actions are necessary" to adopt the proposal which is similar in concept to the text in this shareholder proposal of "take the steps necessary to amend our bylaws and each appropriate governing document."

The company claims there is a concern about redundant meetings but does not provide one example of this occurring under a shareholder right to call a special meeting.

The company concludes with some hair-splitting pre-Staff Legal Bulletin No. 14B (CF), arguments. The company gives no date for when it purportedly established a Lead Director and the rule 14a-8 proposal is worded in past-tense.

By carefully examining the company objections it is clear that these sentences are correct (emphasis and text in brackets added):
Fidelity and Vanguard supported a shareholder right to call a special meeting [as distinguished from this very proposal]. The proxy voting guidelines of many public employee pension funds also favor this right.

This proposal ***topic*** also won from 55% to 69%-support at the following companies based on 2008 yes and no votes:

Entergy (ETR)	Emil Rossi (Sponsor)
International Business Machines (IBM)	Emil Rossi
Merck & Co. (MRK)	William Steiner
Kimberly-Clark (KMB)	Chris Rossi
CSX Corp. (CSX)	Children's Investment Fund
Occidental Petroleum (OXY)	Emil Rossi
FirstEnergy Corp. (FE)	Chris Rossi
Marathon Oil (MRO)	Nick Rossi

The company December 15, 2008 letter in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The dispersed ownership (784 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting and the company bylaws now facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 784 institutions ever calling a special meeting.

Plus, contrary to the rule 14a-8 proposal, the company bylaw excludes shareholders from calling a special meeting to elect directors if the company takes certain evasive steps.

Plus the rule 14a-8 proposal does not ask the company to facilitate the revocation of shareholder requests to call a special meeting – as the new bylaw does.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
James McRitchie

Craig N. Smetko <Craig.Smetko@bnsf.com>

1. Rule 14a-8(i)(6)

Rule 14a-8(i)(6) is one of the substantive bases for exclusion in rule 14a-8. It permits a company to exclude a proposal that the company would lack the power or authority to implement.

2. Our analysis of no-action requests from companies that intend to rely on rule 14a-8(i)(6) to exclude proposals calling for director independence

Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal. In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6).

We believe that our approach is consistent with Commission rules relating to director independence. Specifically, Exchange Act rule 10A-3, adopted pursuant to Exchange Act Section 10A(m), mandates various audit committee requirements for most exchange-listed issuers, including a requirement that audit committees consist entirely of independent directors. Although rule 10A-3 requires entirely independent audit committees for most listed issuers, the rule also contemplates that a director may cease to be independent. In addition, both Section 10A(m) and rule 10A-3 require that an issuer have an opportunity to cure any non-compliance with the applicable audit committee independence requirements before such non-compliance may serve as a basis for prohibiting the listing of the issuer's securities. Therefore, we believe that our view that a board lacks the power to ensure that a director maintains his or her independence at all times is consistent with Section 10A(m) and rule 10A-3, which not only contemplate that a board member may lose independence, but require that mechanisms exist to allow an issuer to cure such a loss.

The following chart illustrates our analysis of the application of rule 14a-8(i)(6) to proposals calling for director independence, and demonstrates that, as we indicated in question and answer B.6 of SLB No. 14, differing language in proposals may result in different no-action responses.

Company	Proposal	Date of our response	Our response

Allied Waste Industries, Inc.	"The shareholders . . . urge the Board of Directors . . . to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair."	Mar. 21, 2005	We concurred in Allied Waste's view that it could exclude the proposal under rule 14a-8(i)(6). In doing so, our response noted that the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.
Merck & Co., Inc.	"The shareholders . . . request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors."	Dec. 29, 2004	We did not concur in Merck's view that it could exclude the proposal under rule 14a-8(i)(6). The proposal provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.
The Walt Disney Co.	"[T]he shareholders . . . urge the Board of Directors to amend the Corporate Governance Guidelines, and take what ever other actions are necessary to set as a company policy that the Chairman of the Board of Directors will always be an independent member of the Board of Directors, except in rare and explicitly spelled out, extraordinary circumstances."	Nov. 24, 2004	We did not concur in Disney's view that it could exclude the proposal under rule 14a-8(i)(6). The proposal provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.

BNSF

Craig N. Smetko
Associate General Counsel and Assistant Secretary

Burlington Northern Santa Fe Corporation
P. O. Box 961039
Fort Worth, Texas 76161-0039
2500 Lou Menk Drive
Fort Worth, Texas 76131-2828
tel 817 352-3465
fax 817 352-7635
craig.smetko@bnsf.com

December 15, 2008

VIA OVERNIGHT UPS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Supplemental Letter Regarding Shareholder Proposal Submitted by James McRitchie and Myra K. Young

Ladies and Gentlemen:

On December 5, 2008, Burlington Northern Santa Fe Corporation ("BNSF" or the "Company") submitted a letter (the "No Action Request") seeking confirmation that the staff (the "Staff") of the Securities and Exchange Commission would not recommend enforcement action if, in reliance on Rule 14a-8, the Company excluded a proposal submitted by James McRitchie and Myra K. Young (together, the "Proponents") from the proxy materials for the Company's 2009 annual shareholders' meeting (the "2009 Proxy Materials").

We write supplementally to inform the Staff that on December 11, 2008, the Board of Directors of BNSF unanimously approved an amendment and restatement of the Company's bylaws, which lowered the ownership threshold for calling special meetings of shareholders from 51%, the threshold described on page three of our No Action Request, to 25%, and included certain procedural amendments related thereto.

We have attached as <u>Exhibit A</u> a copy of the Form 8-K filed by the Company on December 12, 2008, which describes the specific amendments and includes a copy of the amended and restated bylaws.

As we stated in the No Action Request and for the reasons described therein, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company excludes the Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(i)(3). Alternatively, should the Staff not concur that the Proposal is excludable in its entirety, we respectfully request that the Staff concur in the exclusion of certain portions of the Supporting Statement in accordance with Rule 14a-8(i)(3).

We have enclosed six copies of this supplemental letter and sent a copy to the Proponents. If you have any questions with respect to any of the foregoing, please contact us by phone at (817) 352-3465 or by facsimile at (817) 352-2397.

Very truly yours,

Craig N. Smetko
Associate General Counsel and
Assistant Secretary

Enclosures

cc: James McRitchie
Myra K. Young
John Chevedden
Roger Nober, Burlington Northern Santa Fe Corporation
James H. Gallegos, Burlington Northern Santa Fe Corporation

Exhibit A

[Copy of 8-K Filing, including amended and restated By-Laws.]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): December 11, 2008

Burlington Northern Santa Fe Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-11535 (Commission File Number)	**41-1804964** (IRS Employer Identification No.)
2650 Lou Menk Drive, Fort Worth, TX (Address of Principal Executive Offices)	**76131** (Zip Code)

(800) 795-2673
(Registrant's Telephone Number, Including Area Code)

(Not Applicable)
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a) On December 11, 2008, the Board of Directors of Burlington Northern Santa Fe Corporation (the "Company") unanimously approved an amendment and restatement of the Company's By-Laws, which was effective immediately upon approval. Article II, Section 2 of the By-Laws was amended to modify certain provisions related to the calling of special meetings at the request of stockholders. The ownership percentage required for stockholders to call a special meeting was reduced from 51% of all issued and outstanding common shares of the Company to 25%. In addition, informational and procedural requirements were added to Article II, Section 2. Finally, related amendments were made to Article II, Sections 3 and 4.

The preceding is qualified in its entirety by reference to the full text of the Company's By-Laws, which are attached hereto as Exhibit 3.1 and are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

See Exhibit Index included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BURLINGTON NORTHERN SANTA FE CORPORATION

Date: December 11, 2008

By: /s/ James H. Gallegos

James H. Gallegos

Vice President Law and Corporate General Counsel

BURLINGTON NORTHERN SANTA FE CORPORATION

INDEX OF EXHIBITS

Exhibit Number	Description
3.1	By-Laws of Burlington Northern Santa Fe Corporation, as amended and restated December 11, 2008.

Exhibit 3.1

As Amended and Restated December 11, 2008

BY-LAWS
OF
BURLINGTON NORTHERN SANTA FE CORPORATION

BY-LAWS
OF
BURLINGTON NORTHERN SANTA FE CORPORATION

TABLE
OF CONTENTS

ARTICLE I.

OFFICES 1
SECTION 1. Registered Office and Agent. 1
SECTION 2. Other Offices. 1

ARTICLE II.

MEETINGS OF STOCKHOLDERS 1
SECTION 1. Annual Meetings. 1
SECTION 2. Special Meetings. 1
SECTION 3. Place of Meetings. 2
SECTION 4. Notice of Meetings. 2
SECTION 5. Quorum. 3
SECTION 6. Organization. 3
SECTION 7. Voting. 4
SECTION 8. Inspectors. 4
SECTION 9. List of Stockholders. 4
SECTION 10. Business at Meetings of Stockholders. 5
SECTION 11. No Stockholder Action by Consent. 7

ARTICLE III.

BOARD OF DIRECTORS 7
SECTION 1. Number, Qualification and Term of Office. 7
SECTION 2. Vacancies. 8
SECTION 3. Resignations. 8
SECTION 4. Removals. 8
SECTION 5. Place of Meetings; Books and Records. 8
SECTION 6. Annual Meeting of the Board. 8
SECTION 7. Regular Meetings. 9
SECTION 8. Special Meetings. 9
SECTION 9. Quorum and Manner of Acting. 9
SECTION 10. Chairman of the Board. 10
SECTION 11. Organization. 10
SECTION 12. Consent of Directors in Lieu of Meeting. 10
SECTION 13. Telephonic Meetings. 10
SECTION 14. Compensation. 10

ARTICLE IV.

COMMITTEES OF THE BOARD OF DIRECTORS 11
SECTION 1. Executive Committee. 11
SECTION 2. Audit Committee. 11
SECTION 3. Compensation and Development Committee. 11
SECTION 4. Directors and Corporate Governance Committee. 12
SECTION 5. Committee Chairman, Books and Records. 12
SECTION 6. Alternates. 12
SECTION 7. Other Committees; Subcommittees; Delegation. 12
SECTION 8. Quorum and Manner of Acting. 13
SECTION 9. Election under Delaware General Corporation Law. 13

ARTICLE V.

OFFICERS 13
SECTION 1. Number. 13
SECTION 2. Election, Term of Office and Qualifications. 13
SECTION 3. Resignations. 14
SECTION 4. Removals. 14
SECTION 5. Vacancies. 14
SECTION 6. Compensation of Officers. 14
SECTION 7. President and Chief Executive Officer. 14
SECTION 8. Vice President and Chief Financial Officer. 14
SECTION 9. Vice President-Law. 15
SECTION 10. Secretary. 15
SECTION 11. Treasurer. 15
SECTION 12. Absence or Disability of Officers. 16

ARTICLE VI.

STOCK CERTIFICATES AND TRANSFER THEREOF 16
SECTION 1. Uncertificated Shares and Stock Certificates. 16
SECTION 2. Transfer of Stock. 16
SECTION 3. Transfer Agent and Registrar. 16
SECTION 4. Additional Regulations. 17
SECTION 5. Lost, Destroyed or Mutilated Certificates. 17
SECTION 6. Record Date. 17

ARTICLE VII.

DIVIDENDS, SURPLUS, ETC. 17

ARTICLE VIII.

SEAL 18

ARTICLE IX.

FISCAL YEAR 18

ARTICLE X.

INDEMNIFICATION 18
SECTION 1. Right to Indemnification. 18
SECTION 2. Right of Indemnitee to Bring Suit. 19
SECTION 3. Nonexclusivity of Rights. 19
SECTION 4. Insurance, Contracts and Funding. 19
SECTION 5. Definition of Director and Officer. 20
SECTION 6. Indemnification of Employees and Agents of the Corporation. 20

ARTICLE XI.

CHECKS, DRAFTS, BANK ACCOUNTS, ETC. 20
SECTION 1. Checks, Drafts, Etc.; Loans. 20
SECTION 2. Deposits. 20

ARTICLE XII.

NOMINATIONS OF DIRECTOR CANDIDATES 20
SECTION 1. General. 20
SECTION 2. Nominations by Board of Directors. 21
SECTION 3. Nominations by Stockholder. 21
SECTION 4. Substitute Nominees. 22
SECTION 5. Void Nominations. 22

ARTICLE XIII.

AMENDMENTS 22

BY-LAWS
OF
BURLINGTON NORTHERN SANTA FE CORPORATION

ARTICLE I.

OFFICES

SECTION 1. *Registered Office and Agent.*

The registered office of the corporation is located at 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

SECTION 2. *Other Offices.*

The corporation may have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II.

MEETINGS OF STOCKHOLDERS

SECTION 1. *Annual Meetings.*

A meeting of the stockholders for the purpose of electing Directors and for the transaction of such other business as may properly be brought before the meeting shall be held annually at such time on such day as shall be fixed by resolution of the Board of Directors. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

SECTION 2. *Special Meetings.*

(a) Special meetings of the stockholders for any purpose or purposes may be called at any time by a majority of the Board of Directors, by the Chairman of the Board, or by the President and, subject to Section 2(b) of this Article, shall be called by the Secretary at the written request of the holders of not less than twenty-five percent of all issued and outstanding shares of the corporation entitled to vote at the meeting delivered to the Secretary (any special meeting called upon such a written request by stockholders, a "Stockholder Requested Special Meeting").

(b) All written requests delivered to the Secretary for a Stockholder Requested Special Meeting as required pursuant to Section 2 (a) of this Article shall be signed by each stockholder, or a duly authorized agent thereof, requesting the Stockholder Requested Special Meeting and shall set forth (i) the information required in a Stockholder Notice as described in Section 10(b) of this Article and (ii) all other information relating to the proposed business which may be required to be disclosed under applicable law. In addition, each such stockholder shall promptly provide any other information reasonably requested by the corporation in connection with such proposed business. A stockholder may revoke the request for a Stockholder Requested Special Meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a Stockholder Requested Special Meeting, the Board of Directors shall have the discretion to determine whether or not to proceed with the Stockholder Requested Special Meeting, which determination shall be binding on the corporation and its stockholders.

A Stockholder Requested Special Meeting shall not be held if: (i) the applicable stockholder request to call a Stockholder Requested Special Meeting has not been delivered in accordance with this Article (including the provision in full of the information required hereby); (ii) the stockholder request to call a Stockholder Requested Special Meeting relates to business that is not a proper subject for stockholder action under applicable law; (iii) the Board of Directors has called an annual or special meeting of stockholders and the business of such meeting includes (among any other matters properly brought before such meeting) a substantially similar item of business as that specified in the request (a "Similar Item"); (iv) the request is received by the corporation during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting; or (v) a Similar Item was presented at any annual or special meeting of stockholders held within 180 days prior to receipt by the corporation of such request (for the avoidance of doubt, for purposes of this clause (v), the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors).

The Secretary shall determine in good faith whether the requirements set forth in this Section 2(b) have been satisfied. Any such determination shall be binding on the corporation and its stockholders.

SECTION 3. *Place of Meetings.*

The annual meeting of the stockholders of the corporation shall be held at the general offices of the corporation in the City of Fort Worth, State of Texas, or at such other place in the United States as may be stated in the notice of the meeting. All other meetings of the stockholders shall be held at such places within or without the State of Delaware as shall be determined by the Board of Directors, the Chairman of the Board or the President and stated in the notice of the meeting.

SECTION 4. *Notice of Meetings.*

Except as otherwise provided by law, written notice of each meeting of the stockholders, whether annual or special, shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting (and, in the case of a Stockholder Requested Special Meeting, the notice in respect thereof shall be given by the corporation not more than ninety days following receipt by the Secretary of the written request in respect thereof, subject to the terms of Section 2 of this

Article). If mailed, notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to such stockholder at his or her address as it appears in the stock ledger of the corporation. Each such notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Subject to the foregoing, the date and hour of each meeting shall be fixed by the Board of Directors, the Chairman of the Board or the President.

When a meeting is adjourned to another time and place, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is given. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 5. *Quorum.*

At any meeting of the stockholders the holders of record of a majority of the total number of outstanding shares of stock of the corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for all purposes, provided that at any meeting at which the holders of any series or class of stock shall be entitled, voting as a series or class, to elect Directors or to take any other action, the holders of record of a majority of the total number of outstanding shares of such series or class, present in person or represented by proxy, shall constitute a quorum for the purpose of such election or action.

In the absence of a quorum at any meeting, the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or represented by proxy at the meeting, may adjourn the meeting, from time to time, until the holders of the number of shares requisite to constitute a quorum shall be present in person or represented at the meeting. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally convened.

SECTION 6. *Organization.*

At each meeting of the stockholders, the Chairman of the Board, or if he or she so designates or is absent, the President, shall act as Chairman of the meeting. In the absence of both the Chairman of the Board and the President, such person as shall have been designated by the Board of Directors, or in the absence of such designation a person elected by the holders of a majority in number of shares of stock present in person or represented by proxy and entitled to vote at the meeting, shall act as Chairman of the meeting.

The Secretary or, in his or her absence, an Assistant Secretary or, in the absence of the Secretary and all of the Assistant Secretaries, any person appointed by the Chairman of the meeting shall act as Secretary of the meeting.

SECTION 7. *Voting.*

Unless otherwise provided in the Certificate of Incorporation or a resolution of the Board of Directors creating a series of stock, at each meeting of the stockholders, each holder of shares of any series or class of stock entitled to vote at such meeting shall be entitled to one vote for each share of stock having voting power in respect of each matter upon which a vote is to be taken, standing in his or her name on the stock ledger of the corporation on the record date fixed as provided in these By-Laws for determining the stockholders entitled to vote at such meeting or, if no record date be fixed, at the close of business on the day next preceding the day on which notice of the meeting is given. Shares of its own capital stock belonging to the corporation, or to another corporation if a majority of the shares entitled to vote in the election of Directors of such other corporation is held by the corporation, shall neither be entitled to vote nor counted for quorum purposes.

At all meetings of stockholders for the election of Directors the voting shall be as contemplated in Article III, Section 1. All other questions submitted to a vote of the stockholders shall, unless otherwise provided by law or the Certificate of Incorporation, be decided by the affirmative vote of the majority of votes cast (meaning the number of shares voted "for" the subject matter must exceed the number of shares voted "against" it).

SECTION 8. *Inspectors.*

Prior to each meeting of stockholders, the corporation or the Board of Directors shall appoint two Inspectors who are not Directors, candidates for Directors or officers of the corporation, who shall receive and determine the validity of proxies and the qualifications of voters, and receive, inspect, count and report to the meeting in writing the votes cast on all matters submitted to a vote at such meeting. In case of failure of the corporation or the Board of Directors to make such appointments or in case of failure of any Inspector so appointed to act, the Chairman of the Board shall make such appointment or fill such vacancies.

Each Inspector, immediately before entering upon his or her duties, shall subscribe to an oath or affirmation faithfully to execute the duties of Inspector at such meeting with strict impartiality and according to the best of his or her ability.

SECTION 9. *List of Stockholders.*

The Secretary or other officer or agent having charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares of each class and series registered in the name of each such stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, at the principal place of business of the corporation. Such list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section, or the books of the corporation, or to vote in person or by proxy at any such meeting.

SECTION 10. *Business at Meetings of Stockholders.*

(a) *General.* The business to be conducted at any meeting of stockholders of the corporation shall be limited to such business and nominations as shall comply with the procedures set forth in this Article and Article XII of these By-Laws.

(b) *Notification of Stockholder Business.* At any special meeting of stockholders only such business shall be conducted as shall have been brought before the meeting pursuant to the corporation's notice of special meeting.

At an annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be either (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, including matters included pursuant to Rule 14a-8 of the Securities and Exchange Commission, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors or (iii) otherwise (A) properly requested to be brought before the meeting by a stockholder of record entitled to vote in the election of Directors generally, and (B) constitute a proper subject to be brought before the meeting. In addition to any other applicable requirements, for election of persons nominated by stockholders as Directors of the corporation to be otherwise properly made at any annual or special meeting of stockholders called for election of Directors (an "Election Meeting") and for any other proposals by stockholders to be otherwise properly brought before an annual meeting by a stockholder, the nomination or election of the nominee or other proposal must be a proper matter for stockholder action and the stockholder must have given timely notice (a "Stockholder's Notice") thereof in writing to the Secretary of the corporation.

To be timely, a Stockholder's Notice must be addressed to and received at the principal executive offices of the corporation, not more than 150 days and not less than 120 days prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the meeting is more than 30 days before or after such anniversary date, the Stockholder's Notice will be timely if so received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made, whichever first occurs. Notwithstanding anything in this Section 10 to the contrary, in the event that the number of Directors to be elected to the Board of Directors of the corporation at an annual meeting of stockholders is increased and either all of the nominees for Director or the size of the increased Board of Directors is not publicly announced or disclosed by the corporation at least 130 days prior to the first anniversary of the preceding year's annual meeting, a Stockholder's Notice shall also be considered timely hereunder, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the corporation at the principal executive office of the corporation not later than the close of business on the 10th day following the first date all of such nominees or the size of the increased Board of Directors shall have been publicly disclosed.

In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more Directors to the Board of Directors, not at the request of any stockholders acting pursuant to Section 2 of Article II, any stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation's notice of meeting, if the Stockholder's Notice shall be delivered to the Secretary of the corporation at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting was mailed or public disclosure of such date was made, whichever occurs first.

A Stockholder's Notice shall set forth as to each matter (including any nomination) the stockholder proposes to bring before the meeting (i) the name and record address of the stockholder proposing such matter and of each beneficial owner on behalf of which the stockholder is acting, (ii) the class and number of shares of the corporation which are beneficially owned by the stockholder and by any such beneficial owner, (iii) a representation that the stockholder is a holder of record of capital stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such matter, (iv) any material interest of the stockholder and of any such beneficial owner in such matter, (v) whether the stockholder intends or is part of a group which intends to solicit proxies from other stockholders in support of such proposal or nomination constituting such matter, (vi) whether the stockholder has received any financial assistance, funding or other consideration from any other person in respect of the proposal or nomination (and the details thereof) (a "Stockholder Associated Person"), and (vii) whether and the extent to which any hedging, derivative or other transaction has been entered into with respect to the corporation within the past six months by, or is in effect with respect to, the stockholder or any Stockholder Associated Person the effect or intent of which transaction is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, the stockholder or any such Stockholder Associated Person. Any stockholder entitled to nominate any person or persons (as the case may be) for election as a Director or Directors of the corporation shall also deliver, as part of the Stockholder's Notice, the statement and consent contemplated in Section 3 of Article XII.

Any stockholder who gives a Stockholder's Notice of any matter proposed to be brought before the annual meeting (not involving nominees for Director) shall deliver, as part of such Stockholder's Notice, (i) the text of the proposal to be presented (including the text of any resolutions to be proposed for consideration by stockholders) and (ii) a brief written statement of the reasons why such stockholder favors the proposal.

As used herein, shares "beneficially owned" shall mean all shares which such person is deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act").

In no event shall the postponement or adjournment of an annual or special meeting already publicly noticed, or any announcement of such postponement or adjournment, commence a new period (or extend any time period) for the giving of notice as provided in this Section 10. This Section 10 shall not apply to (i) stockholder proposals made pursuant to Rule 14a-8 under the

Exchange Act other than clause (i) of the second sentence of paragraph (b) of this Section 10 or (ii) the election of Directors selected by or pursuant to the provisions of Article FOURTH of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock of the corporation having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances.

The Chairman of an annual or special meeting shall have the power and duty to determine and shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 10, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

SECTION 11. *No Stockholder Action by Consent.*

Any action by stockholders of the corporation shall be taken at a meeting of stockholders and no action may be taken by written consent of stockholders entitled to vote upon such action.

ARTICLE III.

BOARD OF DIRECTORS

SECTION 1. *Number, Qualification and Term of Office.*

The business, property and affairs of the corporation shall be managed by a Board consisting of not less than three or more than twenty-one Directors. The Board of Directors shall from time to time by a vote of a majority of the Directors then in office fix within the maximum and minimum limits the number of Directors to constitute the Board. At each annual meeting of stockholders a Board of Directors shall be elected by the stockholders for a term of one year. Except as provided in Section 2 of this Article, each Director shall be elected by the vote of the majority of the votes cast with respect to the Director at any meeting for the election of Directors at which a quorum is present, provided that if the number of nominees exceeds the number of Directors to be elected, the Directors shall be elected by the vote of a plurality of the votes cast (instead of by votes cast for or against a nominee) in the election of Directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a Director nominee must exceed the number of shares voted "against" that Director nominee. If a Director does not receive a majority of the votes cast, the Director shall offer to tender his or her resignation to the Board. The Directors and Corporate Governance Committee shall consider the resignation offer and recommend to the Board whether to accept or reject the resignation, or whether other action should be taken. The independent Directors of the Board will act on the recommendation of the Directors and Corporate Governance Committee within 90 days following certification of the stockholder vote. Thereafter, the Board will promptly disclose their decision whether to accept or reject the Director's resignation offer and the reasons for such a decision. Within ten days from a Board determination on the tendered resignation, the corporation will make a filing with the Securities and Exchange Commission announcing the decision and the reasons for the decision. In making its decision, the Board may consider the following range of actions: accept the resignation; refuse the resignation of the Director but address the underlying causes of the withheld votes; or take such other action as the Board deems to be in the best interests of the corporation. Any Director who tenders his or her resignation offer pursuant to this provision shall not participate in the Directors and Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer. If no members of the Directors and Corporate Governance Committee have received a majority of the votes cast in the election, then the independent Directors of the Board will consider this matter and act without first receiving a recommendation from that Committee. Each Director shall serve until his or her successor is elected and shall qualify.

SECTION 2. *Vacancies.*

Vacancies in the Board of Directors and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director, at any regular or special meeting of the Board of Directors.

SECTION 3. *Resignations.*

Any Director may resign at any time upon written notice to the Secretary of the corporation. Such resignation shall take effect on the date of receipt of such notice or at any later date or upon the happening of any event specified therein; and the acceptance of such resignation, unless required by the terms thereof or Section 1 of this Article, shall not be necessary to make it effective. When one or more Directors shall resign effective at a future date, a majority of the Directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies to take effect when such resignation or resignations shall become effective.

SECTION 4. *Removals.*

Any Director may be removed, with or without cause, at any special meeting of the stockholders called for that purpose, by the affirmative vote of the holders of a majority in number of shares of the corporation entitled to vote for the election of Directors, and the vacancy in the Board caused by any such removal may be filled by the stockholders at such a meeting.

SECTION 5. *Place of Meetings; Books and Records.*

The Board of Directors may hold its meetings, and have an office or offices, at such place or places within or without the State of Delaware as the Board from time to time may determine.

The Board of Directors, subject to the provisions of applicable law, may authorize the books and records of the corporation, and offices or agencies for the issue, transfer and registration of the capital stock of the corporation, to be kept at such place or places outside of the State of Delaware as, from time to time, may be designated by the Board of Directors.

SECTION 6. *Annual Meeting of the Board.*

The first meeting of each newly elected Board of Directors, to be known as the Annual Meeting of the Board, for the purpose of electing officers, designating committees and the transaction of such other business as may come before the Board, shall be held as soon as practicable after the adjournment of the annual meeting of stockholders, and no notice of such meeting shall be necessary to the newly elected Directors in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not held due to the absence of a quorum, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors or as shall be specified in a written waiver signed by all of the newly elected Directors.

SECTION 7. *Regular Meetings.*

The Board of Directors shall, by resolution, provide for regular meetings of the Board at such times and at such places as it deems desirable. Notice of regular meetings need not be given.

SECTION 8. *Special Meetings.*

Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Secretary on the written request of three Directors on such notice as the person or persons calling the meeting shall deem appropriate in the circumstances. Notice of each such special meeting shall be mailed to each Director or delivered to each Director by telephone, telegraph or any other means of electronic communication, in each case addressed to the Director's residence or usual place of business, or delivered in person or given to the Director orally. The notice of meeting shall state the time and place of the meeting but need not state the purpose thereof. Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting except when a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

SECTION 9. *Quorum and Manner of Acting.*

Except as otherwise provided by statute, the Certificate of Incorporation or these By-Laws, the presence of a majority of the total number of Directors shall constitute a quorum for the transaction of business at any regular or special meeting of the Board of Directors, and the act of a majority of the Directors present at any such meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the Directors present may adjourn the meeting, from time to time, until a quorum is present. Notice of any such adjourned meeting need not be given.

SECTION 10. *Chairman of the Board.*

A Chairman of the Board shall be elected by the Board of Directors from among its members for a prescribed term and may or may not be, at the discretion of the Board of Directors, an employee or an officer of the corporation. If the Chairman is neither an employee nor an officer of the corporation he or she may be designated "non-executive." The Chairman of the Board shall perform such duties as shall be prescribed by the Board of Directors and, when present, shall preside at all meetings of the stockholders and the Board of Directors. In the absence or disability of the Chairman of the Board, the Board of Directors shall designate a member of the Board to serve as Chairman of the Board and such designated Board Member shall have the powers and perform the duties of the office; provided, however, that if the Chairman of the Board shall so designate or shall be absent from a meeting of stockholders, the President shall preside at such meeting of stockholders.

SECTION 11. *Organization.*

At every meeting of the Board of Directors, the Chairman of the Board or, in his or her absence the President or, if both of these individuals are absent, a Chairman chosen by a majority of the Directors present shall act as Chairman of the meeting. The Secretary or, in his or her absence, an Assistant Secretary or, in the absence of the Secretary and all the Assistant Secretaries, any person appointed by the Chairman of the meeting shall act as Secretary of the meeting.

SECTION 12. *Consent of Directors in Lieu of Meeting.*

Unless otherwise restricted by the Certificate of Incorporation or by these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors, or any committee designated by the Board, may be taken without a meeting by a unanimous consent of the Directors or committee members in writing or by electronic transmission, and such written consent is filed with the minutes of the proceedings of the Board or committee.

SECTION 13. *Telephonic Meetings.*

Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

SECTION 14. *Compensation.*

Each Director who is not a full-time salaried officer of the corporation or any of its wholly owned subsidiaries, when authorized by resolution of the Board of Directors, may receive Director compensation in the form of a retainer and in addition may be paid a fixed fee and reimbursed for his or her reasonable expenses for attendance at each regular or special meeting of the Board or any Committee thereof.

ARTICLE IV.

COMMITTEES OF THE BOARD OF DIRECTORS

SECTION 1. *Executive Committee.*

The Board of Directors may, in its discretion, designate annually an Executive Committee consisting of not less than three Directors as it may from time to time determine. The Committee shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it, but the Committee shall have no power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval, (ii) adopting, amending or repealing any By-Law of the corporation or (iii) such other matters as the Board may from time to time specify.

SECTION 2. *Audit Committee.*

The Board of Directors shall designate annually an Audit Committee consisting of not less than three Directors as it may from time to time determine. The Audit Committee shall provide assistance to the Board in fulfilling its oversight responsibility with respect to the integrity of the financial statements of the corporation, the performance of the corporation's internal audit function and the independent auditor, the independent auditor's qualifications and independence, the compliance by the corporation with legal and regulatory requirements and such other matters as prescribed by the Board from time to time. The Board shall adopt a charter for the Audit Committee, and the Audit Committee shall review and assess the adequacy of the charter on an annual basis. All members of the Audit Committee shall meet the requirements of the charter and of the New York Stock Exchange and any other relevant regulatory body, as interpreted by the Board in its reasonable business judgment. The Board may elect or appoint a Chairman of the Audit Committee who will have authority to act on behalf of the committee between meetings. The Chairman may appoint a temporary Chairman in his or her absence.

SECTION 3. *Compensation and Development Committee.*

The Board of Directors shall designate annually a Compensation and Development Committee, consisting of not less than three Directors as it may from time to time determine. The Compensation and Development Committee shall provide assistance to the Board in discharging its responsibilities relating to the compensation and development of the Chief Executive Officer and other executive officers as designated by the Board, and with respect to equity-based plans, incentive compensation plans, retirement plans, and employee benefit plans, and such other matters as are prescribed by the Board from time to time. The Board shall adopt a charter for the Compensation and Development Committee, and the Compensation and Development Committee shall review and assess the adequacy of the charter on an annual basis. All members of the Compensation and Development Committee shall meet the requirements of the charter and of the New York Stock Exchange and any other relevant regulatory body, as interpreted by the Board in its reasonable business judgment. The Board may elect or appoint a Chairman of the Compensation and Development Committee who will have authority to act on behalf of the committee between meetings. The Chairman may appoint a temporary Chairman in his or her absence.

SECTION 4. *Directors and Corporate Governance Committee.*

The Board of Directors may, in its discretion, designate annually a Directors and Corporate Governance Committee, consisting of not less than three Directors as it may from time to time determine. The Directors and Corporate Governance Committee shall provide assistance to the Board in discharging its responsibility for ensuring the effective governance of the corporation and such other matters as are prescribed by the Board from time to time. The Board shall adopt a charter for the Directors and Corporate Governance Committee, and the Directors and Corporate Governance Committee shall review and assess the adequacy of the charter on an annual basis. All members of the Directors and Corporate Governance Committee shall meet the requirements of the charter and of the New York Stock Exchange and any other relevant regulatory body, as interpreted by the Board in its reasonable business judgment. The Board may elect or appoint a Chairman of the Directors and Corporate Governance Committee who will have authority to act on behalf of the committee between meetings. The Chairman may appoint a temporary Chairman in his or her absence.

SECTION 5. *Committee Chairman, Books and Records.*

Unless designated by the Board of Directors, each Committee shall elect a Chairman to serve for such term as it may determine. Each committee shall fix its own rules of procedure and shall meet at such times and places and upon such call or notice as shall be provided by such rules. It shall keep a record of its acts and proceedings, and all action of the Committee shall be reported to the Board of Directors at the next meeting of the Board.

SECTION 6. *Alternates.*

Alternate members of the Committees prescribed by this Article IV may be designated by the Board of Directors from among the Directors to serve as occasion may require. Whenever a quorum cannot be secured for any meeting of any such Committee from among the regular members thereof and designated alternates, the member or members of such Committee present at such meeting and not disqualified from voting, whether or not that member or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

Alternate members of such Committees shall receive a reimbursement for expenses and compensation at the same rate as regular members of such Committees.

SECTION 7. *Other Committees; Subcommittees; Delegation.*

The Board of Directors may designate such other Committees, each to consist of one or more Directors, as it may from time to time determine, and each such Committee shall serve for such term and shall have and may exercise, during intervals between meetings of the Board of Directors, such duties, functions and powers as the Board of Directors may from time to time prescribe. Any

Committee of the Board may create one or more subcommittees of the Committee and delegate to the subcommittee any or all of the powers and authority of the Committee. A subcommittee shall consist of one or more members of the Committee.

SECTION 8. *Quorum and Manner of Acting.*

At each meeting of any Committee the presence of a majority of the members of such Committee, whether regular or alternate, shall be necessary to constitute a quorum for the transaction of business, and if a quorum is present the concurrence of a majority of those present shall be necessary for the taking of any action; provided, however, that no action may be taken by the Executive Committee when two or more officers of the corporation are present as members at a meeting of such Committee unless such action shall be concurred in by the vote of a majority of the members of such Committee who are not officers of the corporation.

SECTION 9. *Election under Delaware General Corporation Law.*

The corporation elects to be governed by paragraph (2) of Section 141(c) of the Delaware General Corporation Law in determining the authority of the Board of Directors to delegate powers to a committee of the Board of Directors.

ARTICLE V.

OFFICERS

SECTION 1. *Number.*

The officers of the corporation shall be a President, a Vice President and Chief Financial Officer, a Vice President-Law, a Secretary, and a Treasurer, each of which officers shall be elected by the Board of Directors, and such other officers as the Board of Directors may determine, in its discretion, to elect. Any number of offices may be held by the same person. Any officer may hold such additional title descriptions or qualifiers such as "Chief Executive Officer," "Chief Operating Officer," "Senior Vice President," "Executive Vice President" or "Assistant Secretary" or such other title as the Board of Directors shall determine.

SECTION 2. *Election, Term of Office and Qualifications.*

The officers of the corporation shall be elected annually by the Board of Directors. Each officer elected by the Board of Directors shall hold office until the officer's successor shall have been duly elected and qualified, or until the officer shall have died, resigned or been removed in the manner hereinafter provided.

SECTION 3. *Resignations.*

Any officer may resign at any time upon written notice to the Secretary of the corporation. Such resignation shall take effect at the date of its receipt, or at any later date specified therein; and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make it effective.

SECTION 4. *Removals.*

Any officer elected or appointed by the Board of Directors may be removed, with or without cause, by the Board of Directors at a regular meeting or special meeting of the Board. Any officer or agent appointed by any officer or committee may be removed, either with or without cause, by such appointing officer or committee or by the Board of Directors.

SECTION 5. *Vacancies.*

Any vacancy occurring in any office of the corporation may be filled for the unexpired portion of the term in the same manner as prescribed in these By-Laws for regular election or appointment to such office.

SECTION 6. *Compensation of Officers.*

The compensation of all officers elected by the Board of Directors shall be approved or authorized by the Board of Directors or by the President when so authorized by the Board of Directors or these By-Laws, subject to the responsibilities reserved for the Compensation and Development Committee pursuant to Article IV, Section 3 of these By-Laws.

SECTION 7. *President and Chief Executive Officer.*

The President shall be the chief executive officer of the corporation and shall have, subject to the control of the Board of Directors, the general executive responsibility for the management and direction of the business and affairs of the corporation, and the general supervision of its officers, employees and agents. He or she shall have the power to appoint any and all officers, employees and agents of the corporation not required by these By-Laws to be elected by the Board of Directors or not otherwise elected by the Board of Directors in its discretion. He or she shall have the power to accept the resignation of or to discharge any and all officers, employees and agents of the corporation not elected by the Board of Directors. He or she shall sign all papers and documents to which his or her signature may be necessary or appropriate and shall have such other powers and duties as shall devolve upon the chief executive officer of a corporation, and such further powers and duties as may be prescribed for the President by the Board of Directors.

SECTION 8. *Vice President and Chief Financial Officer.*

The Vice President and Chief Financial Officer shall have responsibility for development and administration of the corporation's financial plans and all financial arrangements, its insurance programs, its cash deposits and short-term investments, its accounting policies, and its federal and state tax returns. Such officer shall also be responsible for the corporation's internal control procedures and for its relationship with the financial community.

SECTION 9. *Vice President-Law.*

The Vice President-Law shall be the chief legal advisor of the corporation and shall have charge of the management of the legal affairs and litigation of the corporation.

SECTION 10. *Secretary.*

The Secretary shall record the proceedings of the meetings of the stockholders and Directors, in one or more books kept for that purpose; see that all notices are duly given in accordance with the provisions of the By-Laws or as required by law; have charge of the corporate records and of the seal of the corporation; affix the seal of the corporation or a facsimile thereof, or cause it to be affixed, to all certificates for shares, to the extent such shares are certificated, prior to the issue thereof and to all documents the execution of which on behalf of the corporation under its seal is duly authorized by the Board of Directors or otherwise in accordance with the provisions of the By-Laws; keep a register of the post office address of each stockholder, Director or member, sign with the Chairman of the Board or President certificates for shares of stock of the corporation, to the extent such shares are certificated, the issuance of which shall have been duly authorized by resolution of the Board of Directors; have general charge of the stock transfer books of the corporation; and, in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned by the Board of Directors, the Chairman of the Board, the President or the Vice President-Law.

SECTION 11. *Treasurer.*

The Treasurer shall have the responsibility for the custody and safekeeping of all funds of the corporation and shall have charge of their collection, receipt and disbursement; shall receive and have authority to sign receipts for all monies paid to the corporation and shall deposit the same in the name and to the credit of the corporation in such banks or depositories as the Board of Directors shall approve; shall endorse for collection on behalf of the corporation all checks, drafts, notes and other obligations payable to the corporation; shall sign or countersign all notes, endorsements, guaranties and acceptances made on behalf of the corporation when and as directed by the Board of Directors; shall give bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors may require; shall have the responsibility for the custody and safekeeping of all securities of the corporation; and in general shall have such other powers and perform such other duties as are incident to the office of Treasurer and as from time to time may be prescribed by the Board of Directors or delegated by the President or the Vice President and Chief Financial Officer.

SECTION 12. *Absence or Disability of Officers.*

In the absence or disability of the Chairman of the Board or the President, the Board of Directors may designate, by resolution, individuals to perform the duties of those absent or disabled. The Board of Directors may also delegate this power to a committee or to a senior corporate officer.

ARTICLE VI.

STOCK CERTIFICATES AND TRANSFER THEREOF

SECTION 1. *Uncertificated Shares and Stock Certificates.*

The Board of Directors by resolution may determine that shares of some or all of any or all classes or series of stock of the corporation shall be uncertificated and shall not be represented by certificates, except to the extent as may be required by applicable law or as otherwise may be authorized by the Secretary or an Assistant Secretary. Notwithstanding the foregoing, shares of stock represented by a certificate and issued and outstanding prior to the adoption of a Board of Directors resolution pursuant to the preceding sentence shall remain represented by a certificate until surrendered to the corporation. In the event shares of stock are represented by a certificate, such certificates of stock of each class and series shall be signed by either the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares, and the class and series thereof, owned by such holder in the corporation. Any and all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

SECTION 2. *Transfer of Stock.*

Transfer of shares of the capital stock of the corporation shall be made only on the books of the corporation by the holder thereof, or by the holder's attorney thereunto duly authorized, and, with regard to certificated shares, on surrender of the certificate or certificates for such shares. A person in whose name shares of stock stand on the books of the corporation shall be deemed the owner thereof as regards the corporation, and the corporation shall not, except as expressly required by statute, be bound to recognize any equitable or other claim to, or interest in, such shares on the part of any other person whether or not it shall have express or other notice thereof.

SECTION 3. *Transfer Agent and Registrar.*

The corporation shall at all times maintain a transfer office or agency as required by applicable law. The corporation may, in addition to the said offices, if and whenever the Board of Directors shall so determine, maintain in such place or places as the Board shall determine, one or more additional transfer offices or agencies, each in charge of a transfer agent designated by the Board, where the shares of capital stock of the corporation of any class or classes shall be transferable, and also one or more registry offices, each in charge of a registrar designated by the Board of Directors, where such shares of stock of any class or classes shall be registered. Except as otherwise provided by resolution of the Board of Directors in respect of temporary certificates, no certificates for shares of capital stock of the corporation shall be valid unless countersigned by a transfer agent and registered by a registrar authorized as aforesaid

SECTION 4. *Additional Regulations.*

The Board of Directors may make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of shares of the capital stock of the corporation.

SECTION 5. *Lost, Destroyed or Mutilated Certificates.*

The Board of Directors may provide for the issuance of new certificates, or may provide procedures for the issuance of uncertificated shares, of stock to replace certificates of stock lost, stolen, mutilated or destroyed or alleged to be lost, stolen, mutilated or destroyed upon such terms and in accordance with such procedures as the Board of Directors shall deem proper and prescribe.

SECTION 6. *Record Date.*

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE VII.

DIVIDENDS, SURPLUS, ETC.

Except as otherwise provided by statute or the Certificate of Incorporation, the Board of Directors may declare dividends upon the shares of its capital stock either (1) out of its surplus, or (2) in case there shall be no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, whenever, and in such amounts as, in its opinion, the condition of the affairs of the corporation shall render it advisable. Dividends may be paid in cash, in property or in shares of the capital stock of the corporation.

ARTICLE VIII.

SEAL

The corporate seal shall have the name of the corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE IX.

FISCAL YEAR

The fiscal year of the corporation shall begin on the first day of January of each year.

ARTICLE X.

INDEMNIFICATION

SECTION 1. *Right to Indemnification.*

Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or officer of the corporation or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as a Director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the full extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), or by other applicable law as then in effect, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators, *provided, however,* that except as provided in Section 2 of this Article with respect to proceedings seeking to enforce rights to indemnification, the corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); *provided, however,* that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such indemnitee while a Director or officer, including, without limitation, service to an employee benefit plan, except as required by law) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such indemnitee is not entitled to be indemnified under this Section 1, or otherwise.

SECTION 2. *Right of Indemnitee to Bring Suit.*

If a claim under Section 1 of this Article is not paid in full by the corporation within sixty days after a written claim has been received by the corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the indemnitee shall be entitled to be paid also the expense of prosecuting such suit. The indemnitee shall be presumed to be entitled to indemnification under this Article upon submission of a written claim (and, in an action brought to enforce a claim for an advancement of expenses where the required undertaking, if any is required, has been tendered to the corporation), and thereafter the corporation shall have the burden of proof to overcome the presumption that the indemnitee is so entitled. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the indemnitee is not entitled to indemnification shall be a defense to the suit or create a presumption that the indemnitee is not so entitled, except as required by law.

SECTION 3. *Nonexclusivity of Rights.*

The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Laws, agreement, vote of stockholders or disinterested Directors or otherwise.

SECTION 4. *Insurance, Contracts and Funding.*

The corporation may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. The corporation may enter into contracts with any indemnitee in furtherance of the provisions of this Article and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article.

SECTION 5. *Definition of Director and Officer.*

Any person who is or was serving as a Director of a wholly owned subsidiary of the corporation shall be deemed, for purposes of this Article only, to be a Director or officer of the corporation entitled to indemnification under this Article.

SECTION 6. *Indemnification of Employees and Agents of the Corporation.*

The corporation may, by action of its Board of Directors from time to time, grant rights to indemnification and advancement of expenses to employees and agents of the corporation with the same scope and effects as the provisions of this Article with respect to the indemnification and advancement of expenses of Directors and officers of the corporation.

ARTICLE XI.

CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

SECTION 1. *Checks, Drafts, Etc.; Loans.*

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall, from time to time, be determined by resolution of the Board of Directors. No loans shall be contracted on behalf of the corporation unless authorized by the Board of Directors. Such authority may be general or confined to specific circumstances.

SECTION 2. *Deposits.*

All funds of the corporation shall be deposited, from time to time, to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select, or as may be selected by any officer or officers, agent or agents of the corporation to whom such power may, from time to time, be delegated by the Board of Directors; and for the purpose of such deposit, the Chairman, the President, any Vice President, the Treasurer or any Assistant Treasurer, the Secretary or any Assistant Secretary or any other officer or agent to whom such power may be delegated by the Board of Directors, may endorse, assign and deliver checks, drafts and other orders for the payment of money which are payable to the order of the corporation.

ARTICLE XII.

NOMINATIONS OF DIRECTOR CANDIDATES

SECTION 1. *General.*

Nomination of candidates for election as Directors of the corporation at any meeting of stockholders called for election of Directors (an "Election Meeting") may be made by the Board of Directors or by any stockholder entitled to vote at such Election Meeting. Only persons who are nominated in accordance with the procedures set forth in Article II and this Article XII shall be eligible for election as Directors of the corporation.

SECTION 2. *Nominations by Board of Directors.*

Nominations made by the Board of Directors shall be made at a meeting of the Board of Directors, or by written consent of Directors in lieu of a meeting, not less than 30 days prior to the date of the Election Meeting. At the request of the Secretary of the corporation each proposed nominee shall provide the corporation with such information concerning himself or herself as is required, under the rules of the Securities and Exchange Commission, to be included in the corporation's proxy statement soliciting proxies for his or her election as a Director.

SECTION 3. *Nominations by Stockholder.*

Any stockholder who intends to make a nomination at an Election Meeting shall include in the Stockholder's Notice required by Section 10 of Article II (i) a statement setting forth, as to each nominee whom the stockholder proposes to nominate for election as a Director, (A) the name, age, business address and residence address of the nominee, (B) the principal occupation or employment of the nominee, (C) the class and number of shares of capital stock of the corporation which are beneficially owned by the nominee, (D) any other information concerning the nominee that would be required, under the rules of the Securities and Exchange Commission, in a proxy statement soliciting proxies for the election of such nominee, (E) whether such person is eligible for consideration as an independent Director under the relevant standards contemplated by Item 407(a) of Regulation S-K adopted by the Securities and Exchange Commission (or the corresponding provisions of any regulation subsequently adopted by the Securities and Exchange Commission applicable to the corporation), (F) whether any such person has received any financial assistance, funding or other consideration from a Stockholder Associated Person (as defined in Section 10 of Article II), and (G) whether and the extent to which any hedging, derivative or other transaction has been entered into with respect to, the corporation within the past six months by, or is in effect with respect to any person to be nominated by such stockholder the effect or intent of which transaction is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such nominee, and (ii) a signed consent to serve as a Director of the corporation, if elected, of each such nominee.

The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a Director of the corporation. The corporation may also require any proposed nominee to furnish such other information as it may reasonably require to determine whether the nominee would be considered "independent" as a Director or as a member of the audit committee of the Board of Directors under the various rules and standards applicable to the corporation.

SECTION 4. *Substitute Nominees.*

In the event that a person is validly designated as a nominee in accordance with Section 2 or Section 3 of this Article XII and shall thereafter become unable or unwilling to stand for election to the Board of Directors, the Board of Directors or the stockholder who proposed such nominee, as the case may be, may designate a substitute nominee.

SECTION 5. *Void Nominations.*

If the Chairman of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void.

ARTICLE XIII.

AMENDMENTS

These By-Laws may be altered or repealed and new By-Laws may be made by the affirmative vote, at any meeting of the Board, of a majority of the whole Board of Directors, or without a meeting by a unanimous consent of the Directors in writing or by electronic transmission, subject to the rights of the stockholders of the corporation to amend or repeal By-Laws made or amended by the Board of Directors by the affirmative vote of the holders of record of a majority in number of shares of the outstanding stock of the corporation present or represented at any meeting of the stockholders and entitled to vote thereon, provided that notice of the proposed action be included in the notice of such meeting.

BNSF

Craig N. Smetko
Associate General Counsel and Assistant Secretary

Burlington Northern
Santa Fe Corporation
P. O. Box 961039
Fort Worth, Texas 76161-0039
2500 Lou Menk Drive
Fort Worth, Texas 76131-2828
tel 817 352-3465
fax 817 352-7635
craig.smetko@bnsf.com

December 5, 2008

VIA OVERNIGHT UPS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation – Shareholder Proposal Submitted by James McRitchie and Myra K. Young

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), Burlington Northern Santa Fe Corporation ("BNSF" or the "Company") hereby requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, the Company excludes a proposal submitted by James McRitchie and Myra K. Young (together, the "Proponents") from the proxy materials for the Company's 2009 annual shareholders' meeting (the "2009 Proxy Materials"), which the Company expects to file in definitive form with the Commission more than 80 calendar days from the date hereof.

THE PROPOSAL

On November 14, 2008,[1] we received a notice from the Proponents submitting the following proposal (the "Proposal") for consideration at the Company's 2009 annual shareholders' meeting (a copy of which, together with the supporting statement (the "Supporting Statement"), is attached as Exhibit A):

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our

[1] The Company originally received a notice from the Proponents submitting a proposal on the same topic of shareholder-requested special meetings on October 17, 2008. On November 14, 2008, the Proponents sent the Company an "update" to the original proposal and indicated that they wished to modify their original proposal. The Proposal described herein is the November 14, 2008 version of the proposal.

outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Pursuant to Rule 14a-8(j), we have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the Proponents to notify them of our intention to omit the Proposal from our 2009 Proxy Materials.

BASIS FOR EXCLUSION

We believe the Proposal may be properly omitted from the 2009 Proxy Materials pursuant to Rule 14a-8 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading under Rule 14a-8(i)(3). Alternatively, if the Staff declines to concur that the Proposal is excludable in its entirety, we respectfully request that the Staff allow the Company to exclude, pursuant to Rule 14a-8(i)(3), portions of the Supporting Statement that are materially false and misleading in violation of Rule 14a-9.

ANALYSIS

BNSF May Exclude the Proposal in Reliance on Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as to be Inherently Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Moreover, the Staff has, on numerous occasions, concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal". *Fuqua Industries, Inc.* (Mar. 12, 1991); *see also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" because the proposal was "vague and indefinite"); *Puget Energy, Inc.* (Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has found excludable certain shareholder proposals requesting amendments to a company's bylaws or other governing documents that would permit shareholders to call special meetings where the text of the proposal called for "no restriction on the shareholder right to call a special meeting compared to the standard allowed by applicable law on calling a special meeting" (the "No Restriction Proposals"). *See, e.g., CVS Caremark Corp.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (Feb. 22, 2008); *JP Morgan Chase & Co.* (Jan. 31, 2008); *Safeway Inc.* (Jan. 31, 2008); *Time Warner Inc.* (Jan. 31, 2008); *Bristol-Myers Squibb Co.* (Jan. 30, 2008). In several of these no-action letters, companies argued that the "no restriction" language was not clear. *See Schering-Plough Corp.* (Feb. 22, 2008) (permitting exclusion where the company argued that the "no restriction" language left unclear "whether the Proposal would give the board of directors the discretion to apply reasonable standards or procedures for determining whether or when to call a special meeting in response to a shareholder's request"); *Time Warner Inc.* (Jan. 31, 2008) (permitting exclusion where the company argued that the "no restriction" language left unclear whether the intent was to, among other things, prohibit restrictions on the subject matter or timing of shareholder-requested special meetings).

In the present case, the Proposal requires that there be some limitation on restrictions on shareholder-requested special meetings in its last sentence: "This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." As with the No Restriction Proposals, the Proposal does not define or, in any other way, provide adequate guidance to shareholders or the board and management as to what restrictions or "exception or exclusion conditions" are intended to be precluded. Specifically, it is not clear whether the reference in the Proposal to "exception or exclusion conditions" is intended to include restrictions on topics that can be introduced by shareholders at special meetings, procedural restrictions as to the process for shareholders to call special meetings, or both.

For example, the Company's current bylaws, in Article II, Section 2, require the Company to call a special meeting of shareholders at the request of owners of 51% or more of the Company's outstanding shares, with no restrictions as to the topics for which such a meeting may be called. The Proposal could be read to require simply that the applicable threshold be lowered from 51% to 10%, as that provision includes no substantive limitations on the matters for which the appropriate number of shareholders may call a special meeting. However, the Proposal could also reasonably be read to require that the shareholders be entitled to call special meetings directly, without submitting a request to the Company, as that requirement is (for obvious reasons) inapplicable to the board and management. On this interpretation, other provisions of the current bylaws relating to notices of meetings would also be required to be modified in order to accommodate the possibility of a special meeting being called directly by shareholders. In addition, the Company's current bylaws, in Article II, Section 10(b), require that shareholders calling a special meeting for director elections comply with certain shareholder notice requirements and provide the Company with information such as (i) the shareholder's name and record address, (ii) the class and number of shares owned, (iii) a representation regarding record ownership and intent to appear at the meeting, (iv) material interests in the matter, (v) whether the shareholder is acting as part of a group, (vi) whether the shareholder has received any financial assistance from any other person and (vii) certain information with respect to hedging, derivative or other transactions entered into with respect to the Company within the prior six months. One interpretation of the Proposal would be that these requirements constitute impermissible "exception or exclusion conditions", since the board and management, acting in their capacity as such, need not provide similar information to the Company and this is not information required by state law. Alternatively, the Proposal could be read to allow these procedural requirements to remain in place, as they do not except or exclude any matters for which shareholders could call a special meeting. The Proposal does not provide guidance with respect to whether these types of provisions are or are not permitted, or how the Company should address these types of provisions.

Finally, it is not clear what steps, if any, would need to be taken with respect to the Company's certificate of incorporation in order to implement the Proposal. The Proposal, including its second sentence, clearly contemplates that some action may be required with respect to the certificate of incorporation, but the Company's current certificate of incorporation does not include any provisions with respect to the ability of shareholders to call special meetings. It is not clear whether the Proposal would require that the certificate of incorporation be amended to affirmatively permit 10% shareholders to call a special meeting, or whether the bylaw provision alone would be sufficient. Furthermore, if the Proposal is intended to require such an amendment to the certificate of incorporation, and given that such an amendment requires a vote of shareholders under applicable state law, it is not entirely clear what actions the board would be required to take in order to satisfy the Proposal's requirement that it "take the steps necessary to amend" the certificate of incorporation.

For the foregoing reasons, the Company could not be certain of how to implement the Proposal in accordance with its terms if it were passed. For the same reasons, shareholders voting on the Proposal could not be reasonably certain of the actions or measures it requires. Even a shareholder who generally supports a 10% threshold for calling a special meeting may not support such a provision if it is subject to no defined process or procedural safeguards to limit redundant and repeated meetings, and the Proposal provides such shareholders no basis to determine its appropriate interpretive scope in order to make an informed voting decision. As the United States District Court for the Southern District of New York noted, "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote". *The New York City Employees' Retirement System v. Brunswick Corporation*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992). The Proposal should be excluded pursuant to Rule 14a-8(i)(3) because neither the board nor the shareholders will know what changes would need to be made to the bylaws and/or the certificate of incorporation to comply with the Proposal. As a result, shareholders, in voting on the Proposal, and the Company, in implementing the Proposal, may interpret the Proposal differently. Because the Proposal in this case is so vague and indeterminate as to be misleading under Rule 14a-9, we believe the Company may exclude the Proposal in reliance on Rule 14a-8(i)(3).

The Proposal Requires Revision under Rule 14a-8(i)(3) Because Portions of the Supporting Statement Contain False and Misleading Statements in Violation of Rule 14a-9.

If the Staff does not concur that the Proposal is entirely excludable under Rule 14a-8(i)(3) as set forth above, we respectfully request that the Staff nevertheless concur in the exclusion of three portions of the Supporting Statement. Rule 14a-8(i)(3) permits the exclusion or revision of a shareholder proposal or supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements.

In SLB 14B, the Staff clarified its views on when modification or exclusion of a shareholder proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. More specifically, the Staff indicated that modification or exclusion is appropriate when "the company demonstrates objectively that a factual statement is materially false or misleading". In this case, the Supporting Statement includes three statements which we believe are materially false and misleading.

First, the Supporting Statement states, in the second bullet point of the fourth paragraph, that the Company did not have a Lead Director. However, as indicated in our corporate governance guidelines, our board of directors has established the position of "Lead Director", which is filled by an independent director any time the Chairman of the board is not independent. The position of Lead Director is filled on a rotating basis, and currently the Lead Director position is held by Edward E. Whitacre, Jr., who is an independent director. Therefore, the language suggesting that there are independence concerns because the Company does not have a Lead Director is materially false and misleading.

Second, the Supporting Statement refers to various companies where the "proposal topic also won from 55% to 69% support". However, none of the companies mentioned received the same proposal as the one received by BNSF.[2] In each of those other cases, the text of the proposal did not include the vague language described in Section I above. By referring to these companies, the Proponents suggest there is popular support for the Proposal, including its vague language, but this suggestion is demonstrably false and misleading.

Third, we believe the Supporting Statement's claim that "Fidelity and Vanguard support a shareholder right to call a special meeting" is also materially false and misleading. The Proponents make this statement in an attempt to bolster support for the Proposal, which would result in no "exception or exclusion conditions . . . that apply only to shareowners" in the bylaws. However, according to Vanguard's proxy voting guidelines, Vanguard's "funds support shareholders' right to call special meetings of the board (*for good cause* and *with ample representation*) . . . . The funds will generally vote for proposals to grant these rights to

[2] Each of Marathon Oil Corp., FirstEnergy Corp., Kimberly-Clark Corp. and Occidental Petroleum Corp. received a proposal with the following text: "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range."

Entergy Corp. received a proposal with the following text: "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting." International Business Machines Corp. received a proposal with the same text as that received by Entergy, except that the last sentence indicated that the proposal "favors 10% to 25%" as the threshold. Merck & Co., Inc. received a proposal with the following text: "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% (or the lowest possible percentage about [sic] 10%) of our outstanding common stock the power to call a special shareholder meeting."

shareholders and against proposals to abridge them". *See* Exhibit B (emphasis added). Similarly, Fidelity's proxy voting guidelines contain no reference to an unconstrained ability to call special meetings. *See* Exhibit C. The Proposal's reference to Fidelity's and Vanguard's "support[of] a shareholder right to call a special meeting" suggests that these well-known, influential institutional investors support the Proposal's broad request for such a right; but this suggestion is not supported by their public statements.

In short, the Staff has on many occasions permitted companies to rely on Rule 14a-8(i)(3) to exclude portions of proposals from proxy statements when those portions made the proposal materially false or misleading. *See, e.g., Bank of America Corp.* (Feb. 12, 2007) (recons.) (permitting the exclusion of a portion of a proposal as "materially false and misleading" where the company argued that the portion was unrelated and irrelevant to the actions requested by the proposal); *Procter & Gamble Co.* (July 15, 2004) (permitting the exclusion of portions of a shareholder proposal as "materially false and misleading" where the portions mischaracterized the company's animal research); *accord Amerada Hess Corp.* (Mar. 15, 2004); *Kerr-McGee Corp.* (Mar. 15, 2004). We respectfully submit that the Proposal must be amended, in accordance with Rule 14a-8(i)(3), to remove the following: (a) the reference to the lack of a Lead Director in the fourth paragraph of the Supporting Statement, (b) the third paragraph of the Supporting Statement (which describes the votes at various companies) and (c) the sentence "Fidelity and Vanguard support a shareholder right to call a special meeting", because each is materially false and misleading.

CONCLUSION

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company excludes the Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(i)(3). Alternatively, should the Staff not concur that the Proposal is excludable in its entirety, we respectfully request that the Staff concur in the exclusion of certain portions of the Supporting Statement in accordance with Rule 14a-8(i)(3).

If you have any questions with respect to the foregoing, please contact us at (817) 352-3465. We may also be reached by facsimile at (817) 352-2397 and would appreciate it if you would send your response to us by facsimile to that number.

Very truly yours,

Craig N. Smetko
Associate General Counsel and
Assistant Secretary

Enclosures

cc: James McRitchie
Myra K. Young
John Chevedden
Roger Nober, Burlington Northern Santa Fe Corporation

EXHIBIT A

James McRitchie
Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Matthew K. Rose
Chairman
Burlington Northern Santa Fe Corporation (BNI)
2650 Lou Menk Dr Fl 2
Fort Worth TX 76131

NOV. 14, 2007 UPDATE

Rule 14a-8 Proposal

Dear Mr. Rose,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

James McRitchie — Date: 10-15-08

Myra K. Young — Date: 10-14-08

cc: Roger Nober <Roger.Nober@bnsf.com>
Corporate Secretary
PH: 800 795-2673
FX: 817-352-7111* per Def 14
FX: 817-352-7171
Jeffrey T. Williams <Jeffrey.williams@bnsf.com>
Senior General Attorney
PH: 817-352-3466
FX: 817-352-7635

[BNI: Rule 14a-8 Proposal, October 16, 2008, Updated November 14, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of James McRitchie

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right.

This proposal topic also won from 55% to 69%-support at the following companies based on 2008 yes and no votes:

Entergy (ETR)	Emil Rossi (Sponsor)
International Business Machines (IBM)	Emil Rossi
Merck & Co. (MRK)	William Steiner
Kimberly-Clark (KMB)	Chris Rossi
CSX Corp. (CSX)	Children's Investment Fund
Occidental Petroleum (OXY)	Emil Rossi
FirstEnergy Corp. (FE)	Chris Rossi
Marathon Oil (MRO)	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm said total actual compensation for our CEO, Matthew Rose was $36 million in 2007.
- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- We had no shareholder right to cumulative voting or acting by written consent.
- Our full Board met only 7-times in a year.
- The chairman of our Audit Committee had 28-years director tenure – Independence concern.
- Steven Whistler of our Audit Committee was designated a "problem director" by The Corporate Library because he was on the US Airways Board when it filed for bankruptcy.
- Robert West, Chairman of our Audit Committee and Edward Whitacre, Chairman of our Governance Committee each had 15-years tenure – Independence concerns.

Additionally:

- Our following directors served on boards rated "D" by the Corporate Library:

Edward Whitacre	Anheuser-Busch (BUD)
Vilma Martinez	Anheuser-Busch (BUD)
Vilma Martinez	Fluor (FLR)

Alan Boeckmann	Fluor (FLR)
Donald Cook	Crane (CR)
Marc Racicot	Allied Capital (ALD)
Roy Roberts	Abbott Laboratories (ABT)
Matthew Rose	Centex (CTX)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

Vanguard®

Vanguard's proxy voting guidelines

The Board of Trustees (the "Board") of each Vanguard® fund that invests in stocks has adopted proxy voting procedures and guidelines to govern proxy voting by the fund. The Board has delegated oversight of proxy voting to the Proxy Oversight Committee (the "Committee"), comprised of senior officers of Vanguard, a majority of whom are also officers of each Vanguard fund, and subject to the procedures and guidelines described below. The Committee reports directly to the Board. The Vanguard Group Inc. ("Vanguard") is subject to these guidelines to the extent the guidelines call for Vanguard to administer the voting process and implement the resulting voting decisions, and for that purpose have been approved by the Board of Directors of Vanguard.

The overarching objective in voting is simple: to support proposals and director nominees that maximize the value of a fund's investments—and those of fund shareholders—over the long term. While the goal is simple, the proposals the funds receive are varied and frequently complex. As such, the guidelines adopted by the Board provide a rigorous framework for assessing each proposal. Under the guidelines, each proposal must be evaluated on its merits, based on the particular facts and circumstances as presented.

For ease of reference, the procedures and guidelines often refer to all funds, however, our policies and practices seek to ensure that proxy voting decisions are suitable for individual funds. For most proxy proposals, particularly those involving corporate governance, the evaluation will result in the same position being taken across all of the funds and the funds voting as a block. In some cases, however, funds may vote differently, depending upon the nature and objective of each fund, the composition of its portfolio, and other factors.

The guidelines do not permit the Board to delegate voting responsibility to a third party that does not serve as a fiduciary for the funds. Because many factors bear on each decision, the guidelines incorporate factors the Committee should consider in each voting decision. A fund may refrain from voting if that would be in the fund's and its shareholders' best interests. These circumstances may arise, for example, when the expected cost of voting exceeds the expected benefits of voting, or when exercising the vote results in the imposition of trading or other restrictions.

In evaluating proxy proposals, we consider information from many sources, including but not limited to, the investment advisor for the fund, management or shareholders of a company presenting a proposal, and independent proxy research services. We will give substantial weight to the recommendations of the company's board, absent guidelines or other specific facts that would support a vote against management. In all cases, however, the ultimate decision rests with the members of the Committee, who are accountable to the fund's Board.

While serving as a framework, the following guidelines cannot contemplate all possible proposals with which a fund may be presented. In the absence of a specific guideline for a particular proposal (e.g., in the case of a transactional issue or contested proxy), the Committee will evaluate the issue and cast the fund's vote in a manner that, in the Committee's view, will maximize the value of the fund's investment, subject to the individual circumstances of the fund.

I. The board of directors

A. Election of directors

Good governance starts with a majority-independent board, whose key committees are comprised entirely of independent directors. As such, companies should attest to the independence of directors who serve on the Compensation, Nominating, and Audit committees. In any instance in which a director is not categorically independent, the basis for the independence determination should be clearly explained in the proxy statement.

While the funds will generally support the board's nominees, the following factors will be taken into account in determining each fund's vote:

Factors for Approval	Factors Against Approval
• Nominated slate results in board comprised of a majority of independent directors. • All members of Audit, Nominating, and Compensation committees are independent of management.	• Nominated slate results in board comprised of a majority of nonindependent directors. • Audit, Nominating, and/or Compensation committees include nonindependent members. • Incumbent board member failed to attend at least 75% of meetings in the previous year. • Actions of committee(s) on which nominee serves are inconsistent with other guidelines (e.g., excessive option grants, substantial nonaudit fees, lack of board independence).

B. Contested director elections

In the case of contested board elections, we will evaluate the nominees' qualifications and the performance of the incumbent board, as well as the rationale behind the dissidents' campaign to determine the outcome that we believe will maximize shareholder value.

C. Classified boards

The funds will generally support proposals to declassify existing boards (whether proposed by management or shareholders) and will block efforts by companies to adopt classified board structures, in which only part of the board is elected each year.

II. Approval of independent auditors

The relationship between the company and its auditors should be limited primarily to the audit, although it may include certain closely related activities that do not, in the aggregate, raise any appearance of impaired independence. The funds will generally support management's recommendation for the ratification of the auditor except in instances where audit and audit-related fees make up less than 50% of the total fees paid by the company to the audit firm. We will evaluate on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with the company (regardless of its size relative to the audit fee) to determine whether independence has been compromised.

III. Compensation issues

A. Stock-based compensation plans

Appropriately designed stock-based compensation plans, administered by an independent committee of the board and approved by shareholders, can be an effective way to align the interests of long-term shareholders and the interests of management, employees, and directors. Conversely, the funds oppose plans that substantially dilute their ownership interest in the company, provide participants with excessive awards, or have inherently objectionable structural features.

An independent compensation committee should have significant latitude to deliver varied compensation to motivate the company's employees. However, we will evaluate compensation proposals in the context of several factors (a company's industry, market capitalization, competitors for talent, etc.) to determine whether a particular plan or proposal balances the perspectives of employees and the company's other shareholders. We will evaluate each proposal on a case-by-case basis, taking all material facts and circumstances into account.

The following factors will be among those considered in evaluating these proposals:

Factors for Approval	Factors Against Approval
• Company requires senior executives to hold a minimum amount of	• Total potential dilution (including all stock-based

company stock (frequently expressed as a multiple of salary). • Company requires stock acquired through option exercise to be held for a certain period of time. • Compensation program includes performance-vesting awards, indexed options, or other performance-linked grants. • Concentration of option grants to senior executives is limited (indicating that the plan is very broad-based). • Stock-based compensation is clearly used as a substitute for cash in delivering market-competitive total pay.	plans) exceeds 15% of shares outstanding. • Annual option grants have exceeded 2% of shares outstanding. • Plan permits repricing or replacement of options without shareholder approval. • Plan provides for the issuance of reload options. • Plan contains automatic share replenishment ("evergreen") feature.

B. Bonus plans

Bonus plans, which must be periodically submitted for shareholder approval to qualify for deductibility under Section 162(m) of the Internal Revenue Code, should have clearly defined performance criteria and maximum awards expressed in dollars. Bonus plans with awards that are excessive in both absolute terms and relative to a comparative group generally will not be supported.

C. Employee stock purchase plans

The funds will generally support the use of employee stock purchase plans to increase company stock ownership by employees provided that shares purchased under the plan are acquired for no less than 85% of their market value and that shares reserved under the plan comprise less than 5% of the outstanding shares.

D. Executive severance agreements ("golden parachutes")

While executives' incentives for continued employment should be more significant than severance benefits, there are instances—particularly in the event of a change in control—in which severance arrangements may be appropriate. Severance benefits triggered by a change in control that do not exceed three times an executive's salary and bonus may generally be approved by the compensation committee of the board without submission to shareholders. Any such arrangement under which the beneficiary receives more than three times salary and bonus—or where severance is guaranteed absent a change in control—should be submitted for shareholder approval.

IV. Corporate structure and shareholder rights

The exercise of shareholder rights, in proportion to economic ownership, is a fundamental privilege of stock ownership that should not be unnecessarily limited. Such limits may be placed on shareholders' ability to act by corporate charter, bylaw provisions, or the adoption of certain anti-takeover provisions. In general, the market for corporate control should be allowed to function without undue interference from these artificial barriers.

The funds' positions on a number of the most commonly presented issues in this area are as follows:

A. Shareholder rights plans ("poison pills")

A company's adoption of a so-called poison pill effectively limits a potential acquirer's ability to buy a controlling interest without the approval of the target's board of directors. Such a plan, in conjunction with other takeover defenses, may serve to entrench incumbent management and directors. However, in other cases, a pill may force a suitor to negotiate with the board and result in the payment of a higher acquisition premium.

In general, shareholders should be afforded the opportunity to approve shareholder rights plans *within a year of their adoption*. This provides the board with the ability to put a poison pill in place for legitimate defensive purposes, subject to subsequent approval by shareholders. In evaluating the approval of proposed shareholder rights plans, we will consider the following factors:

Factors for Approval	Factors Against Approval
• Plan is relatively short-term (3–5 years). • Plan requires shareholder approval for renewal.	• Plan is long-term (>5 years). • Renewal of plan is automatic or does not

- Plan incorporates review by a committee of independent directors at least every three years (so-called TIDE provisions).
- Plan includes permitted bid/qualified offer feature ("chewable pill") that mandates shareholder vote in certain situations.
- Ownership trigger is reasonable (15–20%).
- Highly independent, nonclassified board.

require shareholder approval.

- Ownership trigger is less than 15%.
- Classified board.
- Board with limited independence.

B. Cumulative voting

The funds are generally opposed to cumulative voting under the premise that it allows shareholders a voice in director elections that is disproportionate to their economic investment in the corporation.

C. Supermajority vote requirements

The funds support shareholders' ability to approve or reject matters presented for a vote based on a simple majority. Accordingly, the funds will support proposals to remove supermajority requirements and oppose proposals to impose them.

D. Right to call meetings and act by written consent

The funds support shareholders' right to call special meetings of the board (for good cause and with ample representation) and to act by written consent. The funds will generally vote for proposals to grant these rights to shareholders and against proposals to abridge them.

E. Confidential voting

The integrity of the voting process is enhanced substantially when shareholders (both institutions and individuals) can vote without fear of coercion or retribution based on their votes. As such, the funds support proposals to provide confidential voting.

F. Dual classes of stock

The funds are opposed to dual-class capitalization structures that provide disparate voting rights to different groups of shareholders with similar economic investments. As such, the funds will oppose the creation of separate classes with different voting rights and will support the dissolution of such classes.

V. Corporate and social policy issues

Proposals in this category, initiated primarily by shareholders, typically request that the company disclose or amend certain business practices. The Board generally believes that these are "ordinary business matters" that are primarily the responsibility of management and should be evaluated and approved solely by the corporation's board of directors. Often, proposals may address concerns with which the Board philosophically agrees, but absent a compelling economic impact on shareholder value (e.g., proposals to require expensing of stock options), the funds will typically abstain from voting on these proposals. This reflects the belief that regardless of our philosophical perspective on the issue, these decisions should be the province of company management unless they have a significant, tangible impact on the value of a fund's investment and management is not responsive to the matter.

VI. Voting in foreign markets

Corporate governance standards, disclosure requirements, and voting mechanics vary greatly among the markets outside the United States in which the funds may invest. Each fund's votes will be used, where applicable, to advocate for improvements in governance and disclosure by each fund's portfolio companies. We will evaluate issues presented to shareholders for each fund's foreign holdings in the context of the guidelines described above, as well as local market standards and best practices. The funds will cast their votes in a manner believed to be philosophically consistent with these guidelines, while taking into account differing practices by market. In addition, there may be instances in which the funds elect not to vote, as described below.

Many foreign markets require that securities be blocked or reregistered to vote at a company's meeting. Absent an issue of compelling economic importance, we will generally not subject the fund to the loss of liquidity imposed by these requirements.

The costs of voting (e.g., custodian fees, vote agency fees) in foreign markets may be substantially higher than for U.S. holdings. As such, the fund may limit its voting on foreign holdings in instances where the issues presented are unlikely to have a material impact on shareholder value.

VII. Voting on a fund's holdings of other Vanguard funds

Certain Vanguard funds ("owner funds") may, from time to time, own shares of other Vanguard funds ("underlying funds"). If an underlying fund submits a matter to a vote of its shareholders, votes for and against such matters on behalf of the owner funds will be cast in the same proportion as the votes of the other shareholders in the underlying fund.

VIII. The Proxy Voting Group

The Board has delegated the day-to-day operations of the funds' proxy voting process to the Proxy Voting Group, which the Committee oversees. While most votes will be determined, subject to the individual circumstances of each fund, by reference to the guidelines as separately adopted by each of the funds, there may be circumstances when the Proxy Voting Group will refer proxy issues to the Committee for consideration. In addition, the Board has the authority to vote proxies at any time, when, in the Board's or the Committee's discretion, such action is warranted.

The Proxy Voting Group performs the following functions: (1) managing proxy voting vendors, (2) reconciling share positions, (3) analyzing proxy proposals using factors described in the guidelines, (4) determining and addressing potential or actual conflicts of interest that may be presented by a particular proxy, and (5) voting proxies. The Proxy Voting Group also prepares periodic and special reports to the Board and any proposed amendments to the procedures and guidelines.

IX. The Proxy Oversight Committee

The Board, including a majority of the independent trustees, appoints the members of the Committee who are senior officers of Vanguard, a majority of whom are also officers of each Vanguard fund. The Committee does not include anyone whose primary duties include external client relationship management or sales. This clear separation between the proxy voting and client relationship functions is intended to eliminate any potential conflict of interest in the proxy voting process. In the unlikely event that a member of the Committee believes he or she might have a conflict of interest regarding a proxy vote, that member must recuse himself or herself from the committee meeting at which the matter is addressed and not participate in the voting decision.

The Committee works with the Proxy Voting Group to provide reports and other guidance to the Board regarding proxy voting by the funds. The Committee has an obligation to conduct its meetings and exercise its decision-making authority subject to the fiduciary standards of good faith, fairness, and Vanguard's Code of Ethics. The Committee shall authorize proxy votes that the Committee determines, in its sole discretion, to be in the best interests of each fund's shareholders. In determining how to apply the guidelines to a particular factual situation, the Committee may not take into account any interest that would conflict with the interest of fund shareholders in maximizing the value of their investments.

The Board may review these procedures and guidelines and modify them from time to time.

EXHIBIT C

Corporate Governance and Proxy Guidelines

Glossary

- Fidelity Group of Mutual Funds and Corporate Governance
- Summary of Proxy Voting Guidelines
- Full Text of Proxy Voting Guidelines (all Fidelity funds except equity index funds)
- Full Text of Proxy Voting Guidelines (Fidelity equity index funds only)

Fidelity Investments
Fidelity Group of Mutual Funds And Corporate Governance

America's capital markets are among the strongest in the world, making possible our free enterprise system and the channeling of capital to businesses based upon informed decisions by investors, both large and small. Global capital markets continue to grow and become more efficient, creating additional opportunities for U.S. investors. Even within sound, time-tested markets, there still exists the potential for corporate missteps such as accounting and financial reporting irregularities and corporate bankruptcies. The occurrence of such events underscores the importance of sustaining investor confidence in the basic integrity of corporations and their leaders, as well as the fundamental fairness of securities markets. We know that shareholders rightfully look to Fidelity to be responsive to matters relating to corporate governance. So, we present the following explanation and summary of the Proxy Voting Guidelines that are followed by the Fidelity Group of Mutual Funds.

Introduction

Fidelity's mutual funds are managed with one overriding goal: To provide the greatest possible return to shareholders consistent with governing laws and the investment policies of each fund. In pursuit of this goal, the Fidelity funds take two basic types of action:

1) Buy and hold securities they believe will appreciate in value; and sell securities they believe are less likely to appreciate in value.
2) Exercise their rights as shareholders to support sound corporate governance within companies in which the funds invest.

At Fidelity, the first type of action – buying and selling securities – is based on searching the globe for investment opportunities company by company, issue by issue. In that spirit, Fidelity portfolio managers make their investment decisions – to buy, hold or sell – based on this research.

Shareholder rights generally are exercised by casting votes by proxy at shareholder meetings on matters submitted to shareholders for approval (e.g., the election of directors). At Fidelity, formal written guidelines have been established by the Funds' Board of Trustees for proxy voting by the Fidelity Funds. The purposes of these guidelines (summarized below), are simple: to promote accountability of a company's management and Board of Directors to its shareholders; to align the interests of management with those of shareholders; and to promote disclosure of a company's business and operations. The guidelines include provisions to address conflicts of interest that may arise when Fidelity votes proxies at a shareholder meeting of a company with which Fidelity has other business relationships. When voting proxies on behalf of shareholders, Fidelity votes in a manner consistent with the best interest of shareholders and votes a company's proxies without regard to any other Fidelity relationship, business or otherwise.

Fidelity believes sound corporate governance should achieve three key objectives:

1) *Accountability*. There must be effective means in place to hold those entrusted with running a company's business accountable for their actions. Management of a company must be accountable to its Board of Directors; the Board, in turn, must be accountable to shareholders, who are the company's owners. Promoting accountability can take many forms. These include enforcing rules and laws imposing duties on officers and directors; protecting shareholder voting rights; ensuring rigorous scrutiny of a company's financial statements by independent, outside auditors; and maintaining free and open markets to allow for the re-allocation of capital and transfers of corporate control.
2) *Alignment of Management and Shareholder Interests*. The interests of a company's management and Board of Directors should be aligned with the interests of the company's shareholders. This means, for example, that salary and equity-based forms of compensation paid to management should be designed to reward management for doing a good job of

creating value for the shareholders of the company.

3) *Effective Disclosure.* The third objective is to promote timely disclosure of important information about a company's business operations and financial performance. This is intended to enable investors, individual and institutional alike, to make informed decisions on when to buy, sell or hold a company's securities.

To promote these objectives, specific proxy guidelines – *Fidelity Funds' Proxy Voting Guidelines* – were approved by the Board of Trustees of the Funds after consultation with Fidelity. (The Proxy Voting Guidelines are reviewed periodically by Fidelity and by the Independent Trustees of the Fidelity Funds, and, accordingly, are subject to change.)

The Proxy Voting Guidelines recognize that management is entrusted with the day-to-day operations of a company, as well as longer term strategic planning subject to the oversight of the company's Board of Directors. The Guidelines also recognize that the company's shareholders - the owners of the company - must have final say over how management and directors are performing, and how shareholders' rights and ownership interests are handled.

Fidelity's proxy voting guidelines generally address four types of proposals:

1) Proposals seeking approval for the election of directors to a company's board;
2) Proposals seeking approval of equity-based compensation, including stock option plans;
3) Proposals relating to changes in corporate control; and
4) Proposals that affect shareholder rights, including voting rights.

Top

Summary of Proxy Voting Guidelines

(Click here to view the full text of the proxy voting guidelines)

The following summarizes some of the key components of the Proxy Voting Guidelines:

Election of Directors
Fidelity will generally vote in favor of incumbent and nominee directors except where a director has failed to exercise reasonable judgment. Fidelity will generally withhold authority on the election of directors if the directors acted or voted contrary to certain aspects of the Proxy Voting Guidelines during the period.

Equity-Based Compensation
Fidelity encourages the use of reasonably designed stock-related compensation plans that align the interests of corporate management with those of shareholders by providing officers and employees with incentives to increase shareholder value. Fidelity will generally vote against equity award plans or amendments that are too dilutive to existing shareholders, may be materially altered without shareholder approval, permit options repricing, allow management discretion in granting certain awards, or are otherwise inconsistent with the interests of shareholders.

Anti-Takeover Plans
The Proxy Voting Guidelines recognize that there are arguments both in favor of and against shareholder rights plans, also known as poison pills, because they can prevent someone from buying more than a certain percentage of a company's stock without management approval. We believe the best approach is for the company to put its case to shareholders by letting them vote on a plan. Fidelity will generally vote against a proposal to adopt or approve the adoption of an anti-takeover plan unless the plan includes a number of provisions that are designed to protect shareholders, as detailed in the Guidelines.

Conclusion
No set of guidelines can anticipate all situations that may arise. In special cases, Fidelity may seek insight from our portfolio managers and analysts on how a particular proxy proposal will impact the financial prospects of a company, and vote accordingly. The Proxy Voting Guidelines are just that – guidelines. They are not hard and fast rules, simply because corporate governance issues are so varied.

In conclusion, Fidelity believes that there is a strong correlation between enhancing shareholder value and sound corporate governance. The Fidelity Mutual Funds' Proxy Voting Guidelines are intended to put this belief into action through the exercise of voting rights by the Funds.

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Fidelity Fund Proxy Voting Guidelines
February 2008

I. General Principles

A. Voting of shares will be conducted in a manner consistent with the best interests of mutual fund shareholders as follows: (i) securities of a portfolio company will generally be voted in a manner consistent with the guidelines; and (ii) voting will be done without regard to any other Fidelity companies' relationship, business or otherwise, with that portfolio company.

B. FMR Investment Compliance votes proxies. In the event an Investment Compliance employee has a personal conflict with a portfolio company or an employee or director of a portfolio company, that employee will withdraw from making any proxy voting decisions with respect to that portfolio company. A conflict of interest arises when there are factors that may prompt one to question whether a Fidelity employee is acting solely on the best interests of Fidelity and its customers. Employees are expected to avoid situations that could present even the appearance of a conflict between their interests and the interests of Fidelity and its customers.

C. Except as set forth herein, FMR will generally vote in favor of routine management proposals.

D. Non-routine proposals will generally be voted in accordance with the guidelines.

E. Non-routine proposals not covered by the guidelines or involving other special circumstances will be evaluated on a case-by-case basis with input from the appropriate FMR analyst or portfolio manager, as applicable, subject to review by an attorney within FMR's General Counsel's office and a member of senior management within FMR Investment Compliance. A significant pattern of such proposals or other special circumstances will be referred to the Fund Board Proxy Voting Committee or its designee.

F. FMR will vote on shareholder proposals not specifically addressed by the guidelines based on an evaluation of a proposal's likelihood to enhance the economic returns or profitability of the portfolio company or to maximize shareholder value. Where information is not readily available to analyze the economic impact of the proposal, FMR will generally abstain.

G. Many Fidelity Funds invest in voting securities issued by companies that are domiciled outside the United States and are not listed on a U.S. securities exchange. Corporate governance standards, legal or regulatory requirements and disclosure practices in foreign countries can differ from those in the United States. When voting proxies relating to non-U.S. securities, FMR will generally evaluate proposals in the context of these guidelines, but FMR may, where applicable and feasible, take into consideration differing laws and regulations in the relevant foreign market in determining how to vote shares.

H. In certain non-U.S. jurisdictions, shareholders voting shares of a portfolio company may be restricted from trading the shares for a period of time around the shareholder meeting date. Because such trading restrictions can hinder portfolio management and could result in a loss of liquidity for a fund, FMR will generally not vote proxies in circumstances where such restrictions apply. In addition, certain non-U.S. jurisdictions require voting shareholders to disclose current share ownership on a fund-by-fund basis. When such disclosure requirements apply, FMR will generally not vote proxies in order to safeguard fund holdings information.

I. Where a management-sponsored proposal is inconsistent with the guidelines, FMR may receive a company's commitment to modify the proposal or its practice to conform to the guidelines, and FMR will generally support management based on this commitment. If a company subsequently does not abide by its commitment, FMR will generally withhold authority for the election of directors at the next election.

II. Definitions (as used in this document)

A. Anti-Takeover Provision - includes fair price amendments; classified boards; "blank check" preferred stock; golden parachutes; supermajority provisions; Poison Pills; restricting the right to call special meetings; and any other provision that eliminates or limits shareholder rights.

B. Golden parachute - Employment contracts, agreements, or policies that include an excise tax gross-up provision; single trigger for cash incentives; or may result in a lump sum payment of cash and acceleration of equity that may total more than three times annual compensation (salary and bonus) in the event of a termination.

C. Greenmail - payment of a premium to repurchase shares from a shareholder seeking to take over a company through a proxy contest or other means.

D. Sunset Provision - a condition in a charter or plan that specifies an expiration date.

E. Permitted Bid Feature - a provision suspending the application of a Poison Pill, by shareholder referendum, in the event a potential acquirer announces a bona fide offer for all outstanding shares.

F. Poison Pill- a strategy employed by a potential take-over / target company to make its stock less attractive to an acquirer. Poison Pills are generally designed to dilute the acquirer's ownership and value in the event of a take-over.

G. Large Capitalization Company - a company included in the Russell 1000 stock index.

H. Small Capitalization Company - a company not included in the Russell 1000 stock index that is not a Micro-Capitalization Company.

I. Micro-Capitalization Company - a company with market capitalization under US $300 million.

III. Directors

A. Incumbent Directors

FMR will generally vote in favor of incumbent and nominee directors except where one or more such directors clearly appear to have failed to exercise reasonable judgment. FMR will also generally withhold authority for the election of all directors or directors on responsible committees if:

1. An Anti-Takeover Provision was introduced, an Anti-Takeover Provision was extended, or a new Anti-Takeover Provision was adopted upon the expiration of an existing Anti-Takeover Provision, without shareholder approval except as set forth below.

   With respect to Poison Pills, however, FMR will consider not withholding authority on the election of directors if all of the following conditions are met when a Poison Pill is introduced, extended, or adopted:

   a. The Poison Pill includes a Sunset Provision of less than 5 years;

   b. The Poison Pill includes a Permitted Bid Feature;

   c. The poison pill is linked to a business strategy that will result in greater value for the shareholders; and

   d. Shareholder approval is required to reinstate the poison pill upon expiration.

   FMR will also consider not withholding authority on the election of directors when one or more of the conditions above are not met if a board is willing to strongly consider seeking shareholder ratification of, or adding above conditions noted a. and b. to an existing Poison Pill. In such a case, if the company does not take appropriate action prior to the next annual shareholder meeting, FMR will withhold authority on the election of directors.

2. The company refuses, upon request by FMR, to amend the Poison Pill to allow Fidelity to hold an aggregate position of up to 20% of a company's total voting securities and of any class of voting securities.

3. Within the last year and without shareholder approval, a company's board of directors

or compensation committee has repriced outstanding options.

4. The company failed to act in the best interests of shareholders when approving executive compensation, taking into accounts such factors as: (i) whether the company used an independent compensation committee; (ii) whether the compensation committee engaged independent compensation consultants; and (iii) whether the company has admitted to or settled a regulatory proceeding relating to options backdating.
5. To gain FMR's support on a proposal, the company made a commitment to modify a proposal or practice to conform to these guidelines and the company has failed to act on that commitment.
6. The director attended fewer than 75% of the aggregate number of meetings of the board or its committees on which the director served during the company's prior fiscal year, absent extenuating circumstances.
7. The Board is not comprised of a majority of independent directors.

B. Indemnification

FMR will generally vote in favor of charter and by-law amendments expanding the indemnification of directors and/or limiting their liability for breaches of care unless FMR is otherwise dissatisfied with the performance of management or the proposal is accompanied by Anti-Takeover Provisions.

C. Independent Chairperson

FMR will generally vote against shareholder proposals calling for or recommending the appointment of a non-executive or independent chairperson. However, FMR will consider voting for such proposals in limited cases if, based upon particular facts and circumstances, appointment of a non-executive or independent chairperson appears likely to further the interests of shareholders and to promote effective oversight of management by the board of directors.

D. Majority Director Elections

FMR will generally vote in favor of proposals calling for directors to be elected by an affirmative majority of votes cast in a board election, provided that the proposal allows for plurality voting standard in the case of contested elections (i.e., where there are more nominees than board seats). FMR may consider voting against such shareholder proposals where a company's board has adopted an alternative measure, such as a director resignation policy, that provides a meaningful alternative to the majority voting standard and appropriately addresses situations where an incumbent director fails to receive the support of a majority of the votes cast in an uncontested election.

IV. Compensation

A. A. Equity Award Plans (including stock options, restricted stock awards, and other stock awards).

FMR will generally vote against Equity Award Plans or amendments to authorize additional shares under such plans if:

1. (a) The dilution effect of the shares outstanding and available for issuance pursuant to all plans, plus any new share requests is greater than 10% for a Large Capitalization Company, 15% for a Small Capitalization Company or 20% for a Micro-Capitalization Company; and (b) there were no circumstances specific to the company or the plans that lead FMR to conclude that the level of dilution in the plan or the amendments is acceptable.
2. In the case of stock option plans, (a) the offering price of options is less than 100% of fair market value on the date of grant, except that the offering price may be as low as 85% of fair market value if the discount is expressly granted in lieu of salary or cash bonus; (b) the plan's terms allow repricing of underwater options; or (c) the board/committee has repriced options outstanding under the plan in the past two years.
3. The plan may be materially altered without shareholder approval, including

increasing the benefits accrued to participants under the plan; increasing the number of securities which may be issued under the plan; modifying the requirements for participation in the plan; or including a provision allowing the Board to lapse or waive restrictions at its discretion, except in limited cases relating to death, disability, retirement, or change in control.

4. Awards to non-employee directors are subject to management discretion.
5. In the case of stock awards, the restriction period is less than 3 years for non-performance-based awards, and less than 1 year for performance-based awards.

FMR will consider approving an Equity Award Plan or an amendment to authorize additional shares under such plan if, without complying with the guidelines immediately above, the following two conditions are met:

1. The shares are granted by a compensation committee composed entirely of independent directors; and
2. The shares are limited to 5% (large capitalization company) and 10% (small capitalization company) of the shares authorized for grant under the plan.

B. Equity Exchanges and Repricing

FMR will generally vote in favor of a management proposal to exchange shares or reprice outstanding options if the proposed exchange or repricing is consistent with the interests of shareholders, taking into account such factors as:

1. Whether the proposal excludes senior management and directors;
2. Whether the equity proposed to be exchanged or repriced exceeded FMR's dilution thresholds when initially granted;
3. Whether the exchange or repricing proposal is value neutral to shareholders based upon an acceptable pricing model;
4. The company's relative performance compared to other companies within the relevant industry or industries;
5. Economic and other conditions affecting the relevant industry or industries in which the company competes; and
6. Any other facts or circumstances relevant to determining whether an exchange or repricing proposal is consistent with the interests of shareholders.

C. Employee Stock Purchase Plans

FMR will generally vote against employee stock purchase plans if the plan violates any of the criteria in section IV(A) above, except that the minimum stock purchase price may be equal to or greater than 85% of the stock's fair market value if the plan constitutes a reasonable effort to encourage broad based participation in the company's equity. In the case of non-U.S. company stock purchase plans, FMR may permit a lower minimum stock purchase price equal to the prevailing "best practices" in the relevant non-U.S. market, provided that the minimum stock purchase price must be at least 75% of the stock's fair market value.

D. Employee Stock Ownership Plans (ESOPs)

FMR will generally vote in favor of non-leveraged ESOPs. For leveraged ESOPs, FMR may examine the company's state of incorporation, existence of supermajority vote rules in the charter, number of shares authorized for the ESOP, and number of shares held by insiders. FMR may also examine where the ESOP shares are purchased and the dilution effect of the purchase. FMR will generally vote against leveraged ESOPs if all outstanding loans are due immediately upon change in control.

E. Executive Compensation

FMR will generally vote against management proposals on stock-based compensation plans or other compensation plans if such proposals are inconsistent with the interests of shareholders, taking into account such factors as: (i) whether the company has an independent compensation committee; and (ii) whether the compensation committee has authority to engage independent compensation consultants.

F. Bonus Plans and Tax Deductibility Proposals

FMR will generally vote in favor of cash and stock incentive plans that are submitted for shareholder approval in order to qualify for favorable tax treatment under Section 162(m) of the Internal Revenue Code, provided that the plan includes well defined and appropriate performance criteria, and with respect to any cash component, that the maximum award per participant is clearly stated and is not unreasonable or excessive.

V. Anti-Takeover Provisions

FMR will generally vote against a proposal to adopt or approve the adoption of an Anti-Takeover Provision unless:

A. The Poison Pill includes the following features:

1. A sunset provision of no greater than 5 years;
2. Linked to a business strategy that is expected to result in greater value for the shareholders;
3. Requires shareholder approval to be reinstated upon expiration or if amended;
4. Contains a Permitted Bid Feature; and
5. Allows the Fidelity funds to hold an aggregate position of up to 20% of a company's total voting securities and of any class of voting securities.

B. An Anti-Greenmail proposal that does not include other Anti-Takeover Provisions; or

C. It is a fair price amendment that considers a two-year price history or less.

FMR will generally vote in favor of proposals to eliminate Anti-Takeover Provisions. In the case of proposals to declassify a board of directors, FMR will generally vote against such a proposal if the issuer's Articles of Incorporation or applicable statutes include a provision whereby a majority of directors may be removed at any time, with or without cause, by written consent, or other reasonable procedures, by a majority of shareholders entitled to vote for the election of directors.

VI. Capital Structure / Incorporation

A. Increases in Common Stock

FMR will generally vote against a provision to increase a Company's common stock if such increase will result in a total number of authorized shares greater than 3 times the current number of outstanding and scheduled to be issued shares, including stock options, except in the case of real estate investment trusts, where an increase that will result in a total number of authorized shares up to 5 times the current number of outstanding and scheduled to be issued shares is generally acceptable.

B. New Classes of Shares

FMR will generally vote against the introduction of new classes of stock with differential voting rights.

C. Cumulative Voting Rights

FMR will generally vote against the introduction and in favor of the elimination of cumulative voting rights.

D. Acquisition or Business Combination Statutes

FMR will generally vote in favor of proposed amendments to a company's certificate of incorporation or by-laws that enable the company to opt out of the control shares acquisition or business combination statutes.

E. Incorporation or Reincorporation in Another State or Country

FMR will generally vote against shareholder proposals calling for, or recommending that, a portfolio company reincorporate in the United States and vote in favor of management proposals to reincorporate in a jurisdiction outside the United States if (i) it is lawful under United States, state and other applicable law for the company to be incorporated under the laws of the relevant foreign jurisdiction and to conduct its business and (ii) reincorporating or maintaining a domicile in the United States would likely give rise to adverse tax or other economic consequences detrimental to the interests of the company and its shareholders. However, FMR will consider supporting such shareholder proposals and opposing such management proposals in limited cases if, based upon particular facts and circumstances, reincorporating in or maintaining a domicile in the relevant foreign jurisdiction gives rise to significant risks or other potential adverse consequences that appear reasonably likely to be detrimental to the interests of the company or its shareholders.

VII. Shares of Investment Companies

A. When a Fidelity Fund invests in an underlying Fidelity fund with public shareholders, an Exchange Traded Fund (ETF), or non-affiliated fund, FMR will vote in the same proportion as all other shareholders of such underlying fund or class ("echo voting").

B. Certain Fidelity Funds may invest in shares of underlying Fidelity funds, which are held exclusively by Fidelity funds or accounts managed by FMR or an affiliate. FMR will generally vote in favor of proposals recommended by the underlying funds' Board of Trustees.

IX. Other

A. Voting Process

FMR will generally vote in favor of proposals to adopt confidential voting and independent vote tabulation practices.

B. Regulated Industries

Voting of shares in securities of any regulated industry (e.g., U.S. banking) organization shall be conducted in a manner consistent with conditions that may be specified by the industry's regulator (e.g., the Federal Reserve Board) for a determination under applicable law (e.g., federal banking law) that no Fund or group of Funds has acquired control of such organization.

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Full Text Of Proxy Voting Guidelines

(Fidelity equity index funds only)

As an investment adviser, Geode holds voting authority for securities in many of the client accounts that it manages. Geode takes seriously its responsibility to monitor corporate events affecting securities in those client accounts and to exercise its voting authority with respect to those securities in the best interests of its clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor). The purposes of these proxy voting policies are (1) to establish a framework for Geode's analysis and decision-making with respect to proxy voting and (2) to set forth operational procedures for Geode's exercise of proxy voting authority.

Overview

Geode applies the same voting decision for all accounts in which it exercises voting authority, and seeks in all cases to vote in a manner that Geode believes represents the best interests of its clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor). Geode anticipates that, based on its current business model, it will manage the vast majority of assets under its management using passive investment management techniques, such as indexing. Geode also manages private funds and separate accounts using active investment management techniques, primarily employing quantitative investment strategies.

Geode has established an Operations Committee, consisting of senior officers and investment professionals, including, but not limited to, Geode's President, Chief Operating Officer ("COO"), Chief Legal Officer, Chief Compliance Officer ("CCO") and Compliance Manager. Members of the Operations Committee oversee the exercise of voting authority under these proxy voting policies, consulting with Geode's legal counsel with respect to controversial matters and for interpretive and other guidance. Geode will engage an established commercial proxy advisory service (the "Agent") for comprehensive analysis, research and voting recommendations, particularly for matters that may be controversial, present potential conflicts of interest or require case-by-case analysis under these guidelines. Geode has directed the Agent to employ the policies set forth below, together with more specific guidelines and instructions set forth in a detailed, customized questionnaire developed jointly by Geode and the Agent, to formulate recommended votes on each matter. Geode may determine to accept or reject any recommendation based on the research and analysis provided by the Agent or on any independent research and analysis obtained or generated by Geode; however, because the recommended votes are determined solely based on the customized policies established by Geode, Geode expects that the recommendations will be followed in most cases. The Agent also acts as a proxy voting agent to effect the votes and maintain records of all of Geode's proxy votes. In all cases, the ultimate voting decision and responsibility rests with the members of the Operations Committee, which are accountable to Geode's clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor).

Due to its focused business model and the number of investments that Geode will make for its clients (particularly pursuant to its indexing strategy). Geode does not anticipate that actual or potential conflicts of interest are likely to occur in the ordinary course of its business; however, Geode believes it is essential to avoid having conflicts of interest affect its objective of voting in the best interests of it clients. Therefore, in the event that members of the Operation Committee, the Agent or any other person involved in the analysis or voting of proxies has knowledge of, or has reason to believe there may exist, any potential relationship, business or otherwise, between the portfolio company subject to the proxy vote and Geode (and any subsidiary of Geode) or their respective directors, officers, employees or agents, such person shall notify other members of the Operations Committee and may consult with outside counsel to Geode to analyze and address such potential conflict of interest. In the case of an actual conflict of interest, on the advice of counsel, Geode expects that the independent directors of Geode will consider the matter and may (1) determine that there is no conflict of interest (or that reasonable measures have been taken to remedy or avoid any conflict of interest) that would prevent Geode from voting the applicable proxy, (2) acting as independent directors, using such information as is available from the Agent, vote the applicable proxy, or (3) cause authority to delegated to the Agent or a similar special fiduciary to vote the applicable proxy.

Geode has established the specific proxy voting policies that are summarized below to maximize the value of investments in its clients' accounts, which it believes will be furthered through (1) accountability of a company's management and directors to its shareholders, (2) alignment of the interests of management with those of shareholders (including through compensation, benefit and equity ownership programs), and (3) increased disclosure of a company's business and operations. Geode reserves the right to override any of its proxy voting policies with respect to a particular shareholder vote when such an override is, in Geode's best judgment, consistent with the overall principle of voting proxies in the best long-term economic interests of Geode's clients.

Policies

All proxy votes shall be considered and made in a manner consistent with the best interests of Geode's clients (including shareholders of mutual fund clients) without regard to any other relationship, business or otherwise, between the portfolio company subject to the proxy vote and Geode or its affiliates. As a general matter, (1) proxies will be voted FOR incumbent members of a board of directors and FOR routine management proposals, except as otherwise addressed under these policies; (2) shareholder and non-routine management proposals addressed by these policies will be voted as provided in these policies; and (3) shareholder and non-routine management proposals not addressed by these policies will be evaluated by the members of Geode's Operations Committee based on fundamental analysis and/or research and recommendations provided by the Agent, and the members of the Operations Committee, shall make the voting decision.

When voting the securities of non-US issuers, Geode will evaluate proposals in accordance with these policies but will also take local market standards and best practices into consideration. Geode may also limit or modify its voting at certain non-US meetings (e.g., if shares are required to be blocked or reregistered in connection with voting).

Geode's specific policies are as follows:

I. **Election of Directors**

Geode will generally vote FOR incumbent members of a board of directors except:

- The incumbent board member failed to attend at least 75% of meetings in the previous year and does not provide a reasonable explanation.
- **Independent Directors** do not comprise a majority of the board or certain key committees (e.g., audit, compensation, and nominating).
- In **Other Circumstances** on a CASE-BY-CASE basis where a member of the board has acted in a manner inconsistent with the interests of shareholders of a company whose

securities are held in client accounts.

II. **Majority Election.** Unless a company has a policy achieving a similar result, Geode will generally vote in favor of a proposal calling for directors to be elected by a majority of votes cast in a board election provided that the plurality vote applies when there are more nominees than board seats.

III. **Vote AGAINST** Anti-Takeover Proposals, including:

- **Addition of Special Interest Directors** to the board.
- **Authorization of "Blank Check" Preferred Stock.** Geode will vote FOR proposals to require shareholder approval for the distribution of preferred stock except for acquisitions and raising capital in the ordinary course of business.
- **Classification of Boards**, provided that the matter will be considered on a CASE-BY-CASE basis if the company's charter or applicable statute includes a provision whereby a majority of directors may be removed at any time, with or without cause, by written consent, or other reasonable procedures, by a majority of shareholders entitled to vote for the election of directors. Geode will vote FOR proposals to de-classify boards.
- **Fair Price Amendments**, other than those that consider only a two-year price history and are not accompanied by other anti-takeover measures.
- **Golden Parachutes** including (1) any accelerated options and/or employment contracts that Geode deems to be excessive in the event of termination, (2) compensation contracts for outside directors, and (3) Tin Parachutes that cover a group beyond officers and directors and permit employees to voluntarily terminate employment and receive payment. In addition, adoption of a Golden or Tin Parachute will result in Geode voting AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors.
- **Poison Pills.** Adoption or extension of a Poison Pill without shareholder approval will result in our voting AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors, provided the matter will be considered on a CASE-BY-CASE basis if (1) (a) the board has adopted a Poison Pill with a sunset provision; (b) the Pill is linked to a business strategy that will result in greater value for the shareholders; (c) the term is less than three years; and (d) the Pill includes a qualifying offer clause: and (e) shareholder approval is required to reinstate the expired Pill. Geode will vote FOR shareholder proposals requiring or recommending that shareholders be given an opportunity to vote on the adoption of poison pills.
- **Reduction or Limitation of Shareholder Rights** (e.g., action by written consent, ability to call meetings, or remove directors).
- **Reincorporation** in another state (when accompanied by Anti-Takeover Provisions, including increased statutory anti-takeover provisions). Geode will vote FOR reincorporation in another state when not accompanied by such anti-takeover provisions.
- **Requirements that the Board Consider Non-Financial Effects** of merger and acquisition proposals.
- **Requirements regarding Size, Selection and Removal of the Board** that are likely to have an anti-takeover effect (although changes with legitimate business purposes will be evaluated on a CASE-BY-CASE basis).
- **Supermajority Voting Requirements** (i.e., typically 2/3 or greater) for boards and shareholders. Geode will vote FOR proposals to eliminate supermajority voting requirements.
- **Transfer of Authority from Shareholders to Directors.**

IV. **Vote FOR** proposed amendments to a company's certificate of incorporation or by-laws that enable the company to **Opt Out of the Control Shares Acquisition Statutes.**

V. **Vote AGAINST** the introduction of new classes of **Stock with Differential Voting Rights.**

VI.

Vote FOR introduction and AGAINST elimination of **Cumulative Voting Rights**, except on a CASE-BY-CASE basis where this is determined not to enhance clients' interests as minority shareholders.

VII. **Vote FOR** elimination of **Preemptive Rights.**

VIII. **Vote FOR Anti-Greenmail** proposals so long as they are not part of anti-takeover provisions (in which case the vote will be AGAINST).

IX. **Vote FOR** charter and by-law amendments expanding the **Indemnification of Directors** to the maximum extent permitted under Delaware law (regardless of the state of incorporation) and vote **AGAINST** charter and by-law amendments completely **Eliminating Directors' Liability for Breaches of Care**, with all other situations addressed on a CASE-BY-CASE basis.

X. **Vote FOR** proposals to adopt **Confidential Voting and Independent Vote Tabulation** practices.

XI. **Vote FOR** Open-Market **Stock Repurchase Programs**, provided that the repurchase price to be paid would not exceed 105% of the market price as of the date of purchase.

XII. **Vote FOR** management proposals to implement a **Reverse Stock Split** when the number of shares will be proportionately reduced to avoid de-listing.

XIII. **Vote FOR** management proposals to **Reduce the Par Value** of common stock.

XIV. **Vote FOR** the **Issuance of Large Blocks of Stock** if such proposals have a legitimate business purpose and do not result in dilution of greater than 10%.

XV. **Vote AGAINST Unusual Increases in Common Stock**, which means any increase in excess of three times for U.S. securities or one time for non-U.S. securities. For these purposes, an increase is measured by adding to the requested increased authorization any stock authorized to be issued under Poison Pill, divided by the current stock outstanding plus any stock scheduled to be issued (not including Poison Pill authority).

XVI. **Vote AGAINST** the adoption of or amendment to authorize additional shares under a **Stock Option Plan** if:

- The **dilution effect** of the shares authorized under the plan (including by virtue of any "evergreen" or replenishment provision), plus the shares reserved for issuance pursuant to all other option or restricted stock plans, is **greater than 10%**. However, for companies with a smaller market capitalization, the dilution effect may not be greater than 15%. If the plan fails this test, the dilution effect may be evaluated relative to any unusual factor involving the company.

  For purposes of these proxy voting policies, a "small capitalization company" means a U.S. company outside of the Russell 1000 Index, and a "large capitalization company" means a company included in the Russell 1000 Index.
- The **offering price of options is less than 100% of fair market value** on the date of grant, except that the offering price may be as low as 85% of fair market value if the discount is expressly granted in lieu of salary or cash bonus, except that a modest number of shares (limited to 5% for a large capitalization company and 10% for a small capitalization company) may be available for grant to employees and directors under the plan if the grant is made by a compensation committee composed entirely of independent directors (the "De Minimis Exception").
- The **board may, without shareholder approval, make the following changes** (1) materially increase the benefits accruing to participants under the plan, (2) materially increase the number of securities which may be issued under the plan, or (3) materially modify the requirements for participation in the plan, provided that a plan is acceptable if it satisfies the De Minimis Exception.
- The **granting of options to non-employee directors is subject to the discretion** of management, provided that a plan is acceptable if it satisfies the De Minimis Exception.
- The **plan is administered by** (1) a **compensation committee not comprised entirely of independent directors** or (2) a **board of directors not comprised of a majority of independent directors**, provided that a plan is acceptable if it satisfies the De Minimis Exception.

- The **plan's terms allow repricing of underwater options, or the board/committee has repriced options outstanding under the plan in the past two years**, unless by the express terms of the plan or a board resolution such repricing is rarely used (and then only to maintain option value due to extreme circumstances beyond management's control) and is within the limits of the De Minimis Exception.

XVII. **Vote AGAINST the election of incumbents** or a management slate in an election of directors **if, within the last year and without shareholder approval, the company's board of directors or compensation committee has repriced outstanding options** held by officers or directors which, together with all other options repriced under the same stock option plan (whether held by officers, directors or other employees) exceed 5% (for a large capitalization company) or 10% (for a small capitalization company) of the shares authorized for grant under the plan, unless such company seeks authorization of at least that amount at the very next shareholders' meeting and a compensation committee composed entirely of independent directors has determined that (1) options need to be granted to employees other than the company's executive officers, (2) no shares are currently available for such options under the company's existing plans, and (3) such options need to be granted before the company's next shareholder meeting.

XVIII. **Evaluate proposals to Reprice Outstanding Stock Options on a CASE-BY-CASE basis**, taking into account such factors as: (1) whether the repricing proposal excludes senior management and directors; (2) whether the options proposed to be repriced exceeded the dilution thresholds described in these current proxy voting policies when initially granted; (3) whether the repricing proposal is value neutral to shareholders based upon an acceptable options pricing model; (4) the company's relative performance compared to other companies within the relevant industry or industries; (5) economic and other conditions affecting the relevant industry or industries in which the company competes; and (6) other facts or circumstances relevant to determining whether a repricing proposal is consistent with the interests of shareholders.

IX. **Vote AGAINST** adoption of or amendments to authorize additional shares for **Restricted Stock Awards ("RSA")** if:

- The **dilution effect** of the shares authorized under the plan, plus the shares reserved for issuance pursuant to all other stock plans, is **greater than 10%**. However, for small capitalization companies, the dilution effect may not be greater than 15%. If the plan fails this test, the dilution effect may be evaluated relative to any unusual factor involving the company.
- The **board may materially alter the RSA without shareholder approval**, including a provision that allows the board to lapse or waive restrictions at its discretion, provided that an RSA is acceptable if it satisfies the De Minimis Exception.
- The **granting of RSAs to non-employee directors is subject to the discretion** of management, provided that an RSA is acceptable if it satisfies the De Minimis Exception.
- The **restriction period is less than three years**, except that (1) RSAs with a restriction period of less than three years but at least one year are acceptable if performance-based, and (2) an RSA is acceptable if it satisfies the De Minimis Exception.

XX. **Vote AGAINST Omnibus Stock Plans** if one or more component violates any of the criteria applicable to Stock Option Plans or RSAs under these proxy voting policies, unless such component is de minimis. In the case of an omnibus stock plan, the dilution limits applicable to Stock Option Plans or RSAs under these proxy voting policies will be measured against the total number of shares under all components of such plan.

XXI. **Vote AGAINST Employee Stock Purchase Plans** if the plan violates any of the relevant criteria applicable to Stock Option Plans or RSAs under these proxy voting policies, except that (1) the minimum stock purchase price may be equal to or greater than 85% of the stock's fair market value if the plan constitutes a reasonable effort to encourage broad based participation in the company's equity, and (2) in the case of non-U.S. company stock purchase plans, the minimum stock purchase price may be equal to the prevailing "best practices," as articulated by the Agent, provided that the minimum stock purchase price must be at least 75% of the stock's fair market value.

XXII.

Vote AGAINST Stock Awards (other than stock options and RSAs) unless on a CASE-

BY-CASE basis it is determined they are identified as being granted to officers/directors in lieu of salary or cash bonus, subject to number of shares being reasonable.

XXIII. **Employee Stock Ownership Plans ("ESOPs")** will be evaluated on a CASE-BY-CASE basis, generally voting **FOR nonleveraged ESOPs**, and in the case of leveraged ESOPs, giving consideration to the company's state of incorporation, existence of supermajority vote rules in the charter, number of shares authorized for the ESOP, and number of shares held by insiders. Geode may also examine where the ESOP shares are purchased and the dilution effect of the purchase. Geode will vote AGAINST a leveraged ESOP if all outstanding loans are due immediately upon a change in control.

XXIV. **Vote AGAINST management** proposals on stock-based compensation plans or other **Compensation Plans** if the proposals are **inconsistent with the interests of Shareholders** of a company whose securities are held in client accounts, taking into account such factors as: (1) whether the company has an independent compensation committee; and (2) whether the compensation committee has authority to engage independent compensation consultants. In addition, Geode may vote AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors based on such factors or if Geode believes a board has approved executive compensation arrangements inconsistent with the interests of shareholders of a company whose securities are held in client accounts.

XXV. **ABSTAIN with respect to shareholder proposals addressing Social/Political Responsibility Issues**, which Geode believes generally address ordinary business matters that are primarily the responsibility of a company's management and board, except:

- Geode will vote on a CASE-BY-CASE basis where a proposal has substantial economic implications for the company's securities held in client accounts.

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Proxy Voting Glossary

A | B | C | D | E | F | G | H | I | J | K | L | M | N | O | P | Q | R | S | T | U | V | W | X | Y | Z

A

Abstain
A decision not to exercise a vote on a particular proxy proposal.

Against
A vote to defeat a proxy proposal.

Annual Meeting
A shareholders' meeting generally called once a year for shareholders to elect the company's board of directors and vote on such other proposals as may properly be brought before the meetings. Also known as an AGM (Annual General Meeting).

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C

Classified Board
A board of directors that is separated into groups, or "classes," that are generally elected for three-year terms so that only a portion of the directors stands for election each year. This is contrasted with a declassified board whose directors stand for election every year for one-year terms. Classified boards are harder to dislodge through the shareholder meeting process since it would take a series of successful contested annual shareholders' meetings to do so, while a declassified board could be dislodged in a single meeting.

Consent
The solicitation by management of shareholder approval of a specified proposal without an in-person meeting. Shareholders signify their support of the proposal by returning executed consent cards to the company.

Contest
When a dissident shareholder group circulates its own proxy to shareholders, as an alternative to management's proxy, seeking shareholder support in electing the dissident's nominee(s) to the board of directors of the target company in place of management's nominated directors. Also known as a proxy fight.

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D

Dilution
The result of a company issuing additional shares of stock into the market or granting stock awards or stock options to employees, thereby reducing or "diluting" the relative ownership level of existing shareholders.

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E

Employee Stock Purchase Plan
A plan offered by an employer giving employees an opportunity to purchase the company's stock through payroll deductions.

Exchange Traded Fund (ETF)
A security that tracks an index and represents a basket of stocks like an index mutual fund, but trades like a stock on an exchange.

Exercise price
The price per share that a holder must pay to the issuer to exercise a stock option. The exercise price is usually set at the fair market value of the company's stock on the date of grant.

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M

Mix
A combination of an Annual and a Special meeting.

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P

Poison pill
An anti-takeover provision triggered by the acquisition of a specified percentage of a company's outstanding stock. When triggered, the pill causes additional shares to be issued to existing shareholders, excepting the potential acquirer who triggered the pill, thereby diluting the ownership of the potential acquirer and making an acquisition prohibitively expensive.

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R

Re-pricing options
When a company changes the exercise price of outstanding employee stock options to a new, lower price in line with the current market price of the underlying stock. Companies sometimes re-price options when employee stock options are "under water" or have exercise prices well above the current market price.

Restricted Stock Award
A grant of stock by an employer to an employee in which the employee's rights to the shares are limited until the shares "vest" and cease to be subject to the restrictions. Typically, the employee may not sell or transfer the shares of stock until they vest – frequently a defined period of time – and forfeits the stock if the employee's employment terminates before the stock vests.

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S

Security Id
A unique identifier for a class of security. A security's Security Id will be the CUSIP (Committee on Uniform Securities Identification Procedures) number when available.

Special Meeting
A shareholders' meeting called in order to get shareholder approval of a special voting item such as a merger or acquisition. Also known as an EGM (Extraordinary General Meeting).

Stock Option
A contractual right granted by a corporation to purchase a specified number of shares of stock at a specified price during a specified period of time.

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T

Take No Action

A decision not to vote at a meeting because of local market proxy voting rules preventing voted shares from being traded or requiring onerous holdings disclosure due to share re-registration, potentially adversely affecting portfolio management.

Total Stock Options Outstanding
The total number of a company's stock options, including stock options that are vested and unvested, currently held. This is the number of stock options that were granted less the number of stock options previously exercised and any stock options that were canceled.

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W

Withhold
A vote against a director or directors when there are not alternative directors to vote for, other than the management's slate. Relevant only in the case of election of director proposals for which the only vote options are to vote for or to withhold.

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